================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   Form 10-K

       FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                           SPECIAL FINANCIAL REPORT

(MARK ONE)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

                    For fiscal year ended December 31, 2002

                                      or

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

              For the transition period from         to         .

                       Commission File No. 333-75814-01

                    Hanover Compression Limited Partnership
            (Exact name of registrant as specified in its charter)

                     Delaware                  75-2344249
                  (State or Other
                  Jurisdiction of
                 Incorporation or           (I.R.S. Employer
                   Organization)           Identification No.)

                12001 North Houston
              Rosslyn, Houston, Texas             77086
               (Address of principal
                executive offices)             (Zip code)

                                (281) 447-8787
             (Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to 12(g) of the Act: None

   Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [_] No [X]

   Indicate by check mark whether the registrant is an accelerated filer (as
defined in Rule 12b-2 of the Act). Yes  [_]   No  [X]

   Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

   As of June 28, 2002, no common equity securities of Hanover Compression Limited Partnership (the "Registrant") were held by non-affiliates of the Registrant. The Registrant is owned 99% by Hanover HL, LLC ("Hanover HL"), as limited partner, and 1% by Hanover Compression General Holdings, LLC ("Hanover General"), as general partner. Hanover HL is an indirect wholly-owned subsidiary of Hanover Compressor Company. Hanover General is a direct wholly-owned subsidiary of Hanover Compressor Company.

   The Registrant is filing this report on Form 10-K as a special report pursuant to Rule 15d-2 under the Securities Exchange Act of 1934, as amended. The Registrant's previously filed registration statements on Form S-4 (Registration Nos. 333-75818-01 and 333-75814-01) were declared effective by the Securities and Exchange Commission on February 11, 2003 and did not contain certified financial statements for the Registrant's fiscal year ended December 31, 2002. In accordance with Rule 15d-2, this special report is filed under cover of Form 10-K and contains only financial statements for the Registrant's fiscal year ended December 31, 2002.

                      Documents Incorporated by Reference

                                     None

================================================================================

Item 8.  Financial Statements and Supplementary Data

   This annual report on Form 10-K for the fiscal year ended December 31, 2002, is being filed pursuant to Rule 15d-2 under the Securities Exchange Act of 1934, as amended, and contains only certified financial statements as required by Rule 15d-2. Rule 15d-2 provides generally that, if a registrant files a registration statement under the Securities Act of 1933, as amended, which does not contain certified financial statements for the registrant's last full fiscal year (or the life of the registrant if less than a full fiscal year) preceding the fiscal year in which the registration statement became effective, then the registrant shall, within 90 days of the effective date of the registration statement, file a special report furnishing certified financial statements for such last fiscal year or other period, as the case may be, meeting the requirements of the form appropriate for annual reports of the registrant. Rule 15d-2 further provides that such special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the registrant. Hanover Compression Limited Partnership's (the "Registrant") Registration Statements on Form S-4 (Registration Nos. 333-75818-01 and 333-75814-01) which were declared effective on February 11, 2003 did not contain certified financial statements for the Registrant's fiscal year ended December 31, 2002, the Registrant's last full fiscal year preceding the fiscal year in which the Registration Statements became effective. Therefore, as required by Rule 15d-2, certified financial statements for the Registrant's fiscal year ended December 31, 2002, are filed herewith under cover of the facing page of an Annual Report on Form 10-K.

                                    PART IV

Item 16.  Exhibits, Financial Statement Schedules, and Reports on Form 8-K

   (a)  Documents filed as a part of this report.

      1. Financial Statements. The following financial statements are filed as a part of this report.

           Report of Independent Accountants.................... F-1
           Consolidated Balance Sheet........................... F-2
           Consolidated Statement of Operations................. F-3
           Consolidated Statement of Comprehensive Income (Loss) F-4
           Consolidated Statement of Cash Flows................. F-5
           Consolidated Statement of Partners' Equity........... F-7
           Notes to Consolidated Financial Statements........... F-8
           Selected Quarterly Financial Data (unaudited)........ F-56

              2.  Financial Statement Schedule

           Schedule II--Valuation and Qualifying Accounts....... S-1

   (c)  Exhibits

Exhibit
Number                                               Description
-------                                              -----------

 99.1   Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-
        Oxley Act of 2002 (furnished herewith).

 99.2   Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-
        Oxley Act of 2002 (furnished herewith).

   All other schedules and exhibits are omitted because they are either not applicable or not required in this filing.

                                  SIGNATURES

   Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              HANOVER COMPRESSION
                                              LIMITEDPARTNERSHIP

                                              By:      /s/  CHAD C. DEATON
                                                  -----------------------------
                                                         Chad C. Deaton
                                                  President and Chief Executive
                                                             Officer

Date: May 20, 2003

   Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

          Signature                        Title                  Date
          ---------                        -----                  ----

     /s/  CHAD C. DEATON       President and Chief Executive  May 20, 2003
-----------------------------    Officer (Principal
       Chad C. Deaton            Executive Officer and
                                 Manager of the General
                                 Partnership)

    /s/  JOHN E. JACKSON       Senior Vice President and      May 20, 2003
-----------------------------    Chief Financial Officer
       John E. Jackson           (Principal Financial and
                                 Accounting Officer and
                                 Manager of the General
                                 Partnership)

-----------------------------  Senior Vice President--        May 20, 2003
      Robert O. Pierce           Manufacturing and
                                 Procurement (Manager of the
                                 General Partnership)

                                Certifications

   I, Chad C. Deaton, certify that:

   1. I have reviewed this annual report on Form 10-K of Hanover Compression Limited Partnership;

   2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

   3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

   4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

      (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared; and

      (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: May 20, 2003


By:    /s/  CHAD C. DEATON
    -------------------------
    Name:  Chad C. Deaton
    Title: President and
           Chief Executive
           Officer (Principal
           Executive Officer
           and Manager of the
           General
           Partnership)

   I, John E. Jackson, certify that:

   1. I have reviewed this annual report on Form 10-K of Hanover Compression Limited Partnership;

   2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

   3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

   4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

      (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared; and

      (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: May 20, 2003


By:   /s/  JOHN E. JACKSON
    -------------------------
    Name:  John E. Jackson
    Title: Senior Vice
           President and
           Chief Financial
           Officer (Principal
           Financial and
           Accounting Officer
           and Manager of the
           General
           Partnership)

Supplemental Information to be Furnished with Reports Filed Pursuant to Section
                                 15(d) of the
Act by Registrants Which Have Not Registered Securities Pursuant to Section 12
                                  of the Act

   The Registrant has not sent to security holders any annual report covering the Registrant's last fiscal year or any proxy statement, form of proxy or other proxy material with respect to any annual or other meeting of security holders.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Managers of the General Partner of Hanover Compression Limited Partnership:

   In our opinion, the accompanying consolidated financial statements listed on the index appearing under Item 16(a)(1) on page 1, present fairly, in all material respects, the financial position of Hanover Compression Limited Partnership and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under
Item 16(a)(2) on page 1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   As discussed in Notes 9 and 19 to the financial statements, the Company changed its method of accounting for goodwill and other intangibles in 2002 and derivatives in 2001, respectively. As discussed in Notes 21 and 22, the December 31, 2001 and 2000 consolidated financial statements have been restated for certain revenue recognition matters.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas
May 15, 2003

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                          CONSOLIDATED BALANCE SHEET

                                                                                     December 31,
                                                                                ----------------------
                                                                                   2002        2001
                                                                                ----------  ----------
                                                                                             Restated
                                                                                            (See Notes
                                                                                            21 and 22)
                                    ASSETS                                          (in thousands)
Current assets:
   Cash and cash equivalents................................................... $   19,011  $   23,191
   Accounts receivable, net....................................................    211,722     272,450
   Inventory, net..............................................................    166,004     215,655
   Costs and estimated earnings in excess of billings on uncompleted contracts.     57,346      59,099
   Prepaid taxes...............................................................      7,664      19,990
   Assets held for sale........................................................     69,408          --
   Other current assets........................................................     50,611      25,081
                                                                                ----------  ----------
       Total current assets....................................................    581,766     615,466
Property, plant and equipment, net.............................................  1,167,675   1,151,513
Goodwill, net..................................................................    180,519     242,178
Intangible and other assets....................................................     67,618      71,729
Investments in non-consolidated affiliates.....................................    150,689     178,328
                                                                                ----------  ----------
       Total assets............................................................ $2,148,267  $2,259,214
                                                                                ==========  ==========
                       LIABILITIES AND PARTNERS' EQUITY
Current liabilities:
   Current maturities of long-term debt........................................ $   33,741  $    5,553
   Accounts payable, trade.....................................................     72,637     119,077
   Accrued liabilities.........................................................    126,129      94,435
   Due to general partner......................................................     60,740      58,000
   Advance billings............................................................     36,156      53,140
   Liabilities held for sale...................................................     22,259          --
   Billings on uncompleted contracts in excess of costs and estimated earnings.     14,571       7,152
                                                                                ----------  ----------
       Total current liabilities...............................................    366,233     337,357
Long-term debt.................................................................    162,107     162,260
Due to general partner.........................................................    167,096     150,000
Other liabilities..............................................................    137,332     130,276
Deferred income taxes..........................................................    126,080     173,351
                                                                                ----------  ----------
       Total liabilities.......................................................    958,848     953,244
                                                                                ----------  ----------
Commitments and contingencies (Note 18)
Minority interest..............................................................        143          --
Partners' equity:
   Partners' capital...........................................................  1,202,972   1,312,527
   Accumulated other comprehensive loss........................................    (13,696)     (6,557)
                                                                                ----------  ----------
   Total partners' equity......................................................  1,189,276   1,305,970
                                                                                ----------  ----------
       Total liabilities and partners' equity.................................. $2,148,267  $2,259,214
                                                                                ==========  ==========

  The accompanying notes are an integral part of these financial statements.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                     CONSOLIDATED STATEMENT OF OPERATIONS

                                                                                   Years Ended December 31,
                                                                              ----------------------------------
                                                                                 2002        2001        2000
                                                                              ----------  ----------  ----------
                                                                                           Restated    Restated
                                                                                          (See Notes 21 and 22)
                                                                                        (in thousands)
Revenues:
    Domestic rentals......................................................... $  328,600  $  269,679  $  172,517
    International rentals....................................................    189,700     131,097      81,320
    Parts, service and used equipment........................................    223,845     214,872     113,526
    Compressor and accessory fabrication.....................................    114,009     223,519      90,270
    Production and processing equipment fabrication..........................    149,656     184,040      79,121
    Equity in income of non-consolidated affiliates..........................     18,811       9,350       3,518
    Gain on change in interest in non-consolidated affiliate.................         --          --         864
    Other....................................................................      4,189       8,403       5,688
                                                                              ----------  ----------  ----------
                                                                               1,028,810   1,040,960     546,824
                                                                              ----------  ----------  ----------
Expenses:
    Domestic rentals.........................................................    120,740      95,203      60,336
    International rentals....................................................     57,579      45,795      27,656
    Parts, service and used equipment........................................    179,844     152,701      79,958
    Compressor and accessory fabrication.....................................     99,446     188,122      76,754
    Production and processing equipment fabrication..........................    127,442     147,824      62,684
    Selling, general and administrative......................................    153,676      92,172      51,768
    Foreign currency translation.............................................     16,753       6,658          --
    Change in fair value of derivative financial instruments.................     (3,245)      7,596          --
    Other....................................................................     27,608       9,727          --
    Depreciation and amortization............................................    150,249      88,109      52,188
    Goodwill impairment......................................................     52,103          --          --
    Leasing expense..........................................................     94,751      70,435      45,484
    Interest expense.........................................................     27,858      10,438       8,679
                                                                              ----------  ----------  ----------
                                                                               1,104,804     914,780     465,507
                                                                              ----------  ----------  ----------
Income (loss) from continuing operations before income taxes.................    (75,994)    126,180      81,317
Provision for (benefit from) income taxes....................................    (11,827)     47,776      30,187
                                                                              ----------  ----------  ----------
Income (loss) from continuing operations.....................................    (64,167)     78,404      51,130
Income (loss) from discontinued operations, net of tax.......................       (875)      2,965       2,509
Loss from write down of discontinued operations, net of tax..................    (40,350)         --          --
                                                                              ----------  ----------  ----------
Income (loss) before cumulative effect of accounting change..................   (105,392)     81,369      53,639
Cumulative effect of accounting change for derivative instruments, net of tax         --        (164)         --
                                                                              ----------  ----------  ----------
Net income (loss)............................................................ $ (105,392) $   81,205  $   53,639
                                                                              ==========  ==========  ==========


  The accompanying notes are an integral part of these financial statements.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

             CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

                                                                            Years Ended December 31,
                                                                         --------------------------------
                                                                            2002       2001       2000
                                                                         ----------  --------   --------
                                                                                     Restated   Restated
                                                                                     (See Notes 21 and 22)
                                                                                 (in thousands)
Net income (loss)....................................................... $ (105,392) $ 81,205   $ 53,639
Other comprehensive income (loss):
   Change in fair value of derivative financial instruments, net of tax.     (8,866)   (6,073)        --
   Foreign currency translation adjustment..............................      1,727       (27)      (146)
                                                                         ----------  --------   --------
Comprehensive income (loss)............................................. $ (112,531) $ 75,105   $ 53,493
                                                                         ==========  ========   ========




  The accompanying notes are an integral part of these financial statements.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                     CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                        Years Ended December 31,
                                                                                    --------------------------------
                                                                                       2002        2001       2000
                                                                                    ----------  ---------  ---------
                                                                                                 Restated   Restated
                                                                                                (See Notes 21 and 22)
                                                                                             (in thousands)
Cash flows from operating activities:
    Net income (loss).............................................................. $ (105,392) $  81,205  $  53,639
    Adjustments:
       Depreciation and amortization...............................................    150,249     88,109     52,188
       Amortization of debt issuance costs and debt discount.......................         --        711        934
       (Income) loss from discontinued operations, net of tax......................     41,225     (2,965)    (2,509)
       Bad debt expense............................................................      7,091      4,860      3,198
       Gain on sale of property, plant and equipment...............................     (7,769)    (3,492)   (10,421)
       Equity in income of non-consolidated affiliates, net of dividends
        received...................................................................     (2,223)    (9,350)    (3,518)
       Loss (gain) on investments and charges for non-consolidated affiliates......     15,950      4,629       (864)
       (Gain) loss on derivative instruments.......................................     (3,245)     7,849         --
       Provision for inventory impairment and reserves.............................     13,853      2,336         --
       Write down of notes receivable..............................................      8,454         --         --
       Goodwill impairment.........................................................     52,103         --         --
       Restricted stock compensation expense.......................................        423         --         --
       Pay-in-kind interest to general partner.....................................     17,163      4,285         --
       Deferred income taxes.......................................................    (13,292)    35,607     30,251
       Changes in assets and liabilities, excluding business combinations:
          Accounts receivable and notes............................................     89,457    (20,671)   (82,767)
          Inventory................................................................      4,699    (41,186)   (36,376)
          Costs and estimated earnings versus billings on uncompleted
           contracts...............................................................     33,129    (32,640)    (7,964)
          Accounts payable and other liabilities...................................    (67,230)    12,253     42,754
          Advance billings.........................................................     (8,394)    20,647     (4,156)
          Other....................................................................    (15,980)     4,659     15,542
                                                                                    ----------  ---------  ---------
             Net cash provided by continuing operations............................    210,271    156,846     49,931
             Net cash provided by (used in) discontinued operations................        841      6,877    (11,713)
                                                                                    ----------  ---------  ---------
             Net cash provided by operating activities.............................    211,112    163,723     38,218
                                                                                    ----------  ---------  ---------
Cash flows from investing activities:
    Capital expenditures...........................................................   (250,170)  (639,883)  (274,858)
    Payments for deferred lease transaction costs..................................     (1,568)   (18,177)    (4,547)
    Proceeds from sale of property, plant and equipment............................     69,685    590,763    410,915
    Proceeds from sale of investment in non-consolidated affiliates................         --      3,143         --
    Cash used for business acquisitions, net.......................................    (10,440)  (386,056)  (162,355)
    Cash returned from non-consolidated affiliates.................................     17,429         --         --
    Cash used to acquire investments in and advances to non-consolidated
     affiliates....................................................................         --    (11,865)    (4,071)
                                                                                    ----------  ---------  ---------
             Net cash used in continuing operations................................   (175,064)  (462,075)   (34,916)
             Net cash used in discontinued operations..............................    (18,639)   (20,202)   (32,565)
                                                                                    ----------  ---------  ---------
             Net cash used in investing activities.................................   (193,703)  (482,277)   (67,481)
                                                                                    ----------  ---------  ---------
Cash flows from financing activities:
    Net borrowings (repayments) on revolving credit facility.......................       (500)    54,500     40,400
    Payments for debt issue costs..................................................       (644)    (3,390)        --
    Partner's contribution (distribution)..........................................     (9,945)   260,780     56,412
    Repayment of other debt........................................................     (7,654)   (15,571)   (27,641)
                                                                                    ----------  ---------  ---------
             Net cash provided by (used in) continuing operations..................    (18,743)   296,319     69,171
             Net cash used in discontinued operations..............................       (884)        (9)       (54)
                                                                                    ----------  ---------  ---------
             Net cash provided by (used in) financing activities...................    (19,627)   296,310     69,117
                                                                                    ----------  ---------  ---------
Effect of exchange rate changes on cash and equivalents............................     (1,962)       (49)      (126)
                                                                                    ----------  ---------  ---------
Net increase (decrease) in cash and cash equivalents...............................     (4,180)   (22,293)    39,728
Cash and cash equivalents at beginning of year.....................................     23,191     45,484      5,756
                                                                                    ----------  ---------  ---------
Cash and cash equivalents at end of year........................................... $   19,011  $  23,191  $  45,484
                                                                                    ==========  =========  =========

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                     CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                Years Ended December 31,
                                                             ------------------------------
                                                               2002       2001       2000
                                                             --------  ---------  ---------
                                                                        Restated   Restated
                                                                       (See Notes 21 and 22)
                                                                     (in thousands)
Supplemental disclosure of cash flow information:
   Interest paid, net of capitalized amounts................ $  7,697  $   1,299  $   7,051
                                                             ========  =========  =========
   Income taxes paid (refunded), net........................ $ (4,212) $   1,723  $   1,639
                                                             ========  =========  =========
Supplemental disclosure of noncash transactions:
   Debt (paid) issued for property, plant and equipment..... $ (4,352)        --  $  12,922
                                                             ========             =========
   Assets (received) sold in exchange for note receivable... $    258  $  (1,601) $   2,783
                                                             ========  =========  =========
   Notes receivable received for partners' non-cash capital
     contributions.......................................... $    274  $   1,069         --
                                                             ========  =========
   Conversion of deferred stock option liability............ $    253  $   1,529         --
                                                             ========  =========
   Partners' non-cash capital contributions................. $  2,708         --         --
                                                             ========  =========
Acquisitions of businesses:
   Property, plant and equipment acquired................... $ 11,716  $ 606,271  $ 202,358
                                                             ========  =========  =========
   Other assets acquired, net of cash acquired.............. $102,204  $  87,865  $  77,097
                                                             ========  =========  =========
   Investments in non-consolidated affiliates...............       --  $ 140,081         --
                                                                       =========
   Goodwill................................................. $  5,162  $ 115,131  $  91,560
                                                             ========  =========  =========
   Liabilities assumed...................................... $(72,209) $(118,388) $ (63,057)
                                                             ========  =========  =========
   Debt issued or assumed................................... $(36,433) $(155,462)        --
                                                             ========  =========
   Deferred taxes...........................................       --  $ (35,212) $  (9,029)
                                                                       =========  =========
   Partners' non-cash capital contributions.................       --  $(254,230) $(136,574)
                                                                       =========  =========


  The accompanying notes are an integral part of these financial statements.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                  CONSOLIDATED STATEMENT OF PARTNERS' EQUITY

                 Years Ended December 31, 2002, 2001 and 2000

                                                                                 Accumulated
                                                                                    other
                                                                     Partners'  comprehensive
                                                                      capital   income (loss)
                                 -                                  ----------  -------------
                                                                         (in thousands)
Balance at December 31, 1999 (Restated See Notes 21 and 22)........ $  452,743    $   (311)
Partners' contributions, net.......................................    196,262          --
Foreign currency translation adjustment............................         --        (146)
Income tax benefit from stock options exercised....................      8,813          --
Net income.........................................................     53,639          --
                                                                    ----------    --------
Balance at December 31, 2000 (Restated See Notes 21 and 22)........    711,457        (457)
Partners' contributions, net.......................................    518,247          --
Foreign currency translation adjustment............................         --         (27)
Change in fair value of derivative financial instrument, net of tax         --      (6,073)
Income tax benefit from stock options exercised....................      1,618          --
Net income.........................................................     81,205          --
                                                                    ----------    --------
Balance at December 31, 2001 (Restated See Note 22)................  1,312,527      (6,557)
Partners' distributions, net.......................................     (6,710)         --
Foreign currency translation adjustment............................         --       1,727
Change in fair value of derivative financial instrument, net of tax         --      (8,866)
Income tax benefit from stock options exercised....................      2,547          --
Net loss...........................................................   (105,392)         --
                                                                    ----------    --------
Balance at December 31, 2002....................................... $1,202,972    $(13,696)
                                                                    ==========    ========



  The accompanying notes are an integral part of these financial statements.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       December 31, 2002, 2001 and 2000

1.  The Company, Business and Significant Accounting Policies

   Hanover Compression Limited Partnership ("HCLP", the "Company", "our" or "we") is a Delaware limited partnership and an indirect wholly-owned subsidiary of Hanover Compressor Company ("Hanover"). HCLP was formed on December 7, 2000 by the filing of a certificate of limited partnership with the Secretary of State of the State of Delaware. HCLP operates under a limited partnership agreement between Hanover Compression General Holdings, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Hanover, as general partner (the "general partner"), and Hanover HL, LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of Hanover, as limited partner (the "limited partner"). The general partner has exclusive control over the business of HCLP and holds a 1% general partnership interest in HCLP. The limited partner has no right to participate in or vote on the business of HCLP and holds a 99% limited partnership interest in HCLP. Prior to December 7, 2000, the Company operated under various legal forms. Theses financial statements reflect HCLP's historical operations in its current legal form.

   HCLP is a global market leader in full service natural gas compression and a leading provider of service fabrication and equipment for contract natural gas handling applications. We sell this equipment, and provide it on a rental, contract compression, maintenance and acquisition leaseback basis to natural gas production, processing and transportation companies. In conjunction with our maintenance business, we have developed a parts and service business that together can provide solutions to customers that own their own compression equipment, but want to outsource their operations. We also have compressor and oil and gas production equipment fabrication and provide gas processing and treating, gas measurement and oilfield power generation services, primarily to our domestic and international customers as a complement to our compression services.

  Principles of Consolidation

   The accompanying consolidated financial statements include HCLP and its wholly owned and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in affiliated entities in which the Company owns more than a 20% interest and does not have a controlling interest are accounted for using the equity method. Investments in entities in which the company owns less than 20% are held at cost. Prior year amounts have been reclassified to present certain of our businesses as discontinued operations. (See Note 3.)

  Use of Estimates in the Financial Statements

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses, as well as the disclosures of contingent assets and liabilities. Because of the inherent uncertainties in this process, actual future results could differ from those expected at the reporting date. Management believes that the estimates are reasonable.

   The Company's operations are influenced by many factors, including the global economy, international laws and currency exchange rates. Contractions in the more significant economies of the world could have a substantial negative impact on the rate of the Company's growth and its profitability. Acts of war or terrorism could influence these areas of risk and the Company's operations. Doing business in foreign locations subjects the Company to various risks and considerations typical to foreign enterprises including, but not limited to, economic and political conditions in the United States and abroad, currency exchange rates, tax laws and other laws and trade restrictions.

  Cash and Cash Equivalents

   The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


  Revenue Recognition

   Revenue from equipment rentals is recorded when earned over the period of rental and maintenance contracts which generally range from one month to five years. Parts, service and used equipment revenue is recorded as products are delivered and title is transferred or services are performed for the customer.

   Compressor, production and processing equipment fabrication revenue is recognized using the percentage-of-completion method. The Company estimates percentage-of-completion for compressor and processing equipment fabrication on a direct labor-hour-to-total-labor-hour basis. Production equipment fabrication percentage-of-completion is estimated using the cost-to-total cost basis. The average duration of these projects is typically between four to six months.

  Concentrations of Credit Risk

   Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, accounts receivable, advances to non-consolidated affiliates and notes receivable. The Company believes that the credit risk in temporary cash investments that the Company has with financial institutions is minimal. Trade accounts and notes receivable are due from companies of varying size engaged principally in oil and gas activities throughout the world. The Company reviews the financial condition of customers prior to extending credit and generally does not obtain collateral for trade receivables. Payment terms are on a short-term basis and in accordance with industry standards. The Company considers this credit risk to be limited due to these companies' financial resources, the nature of products and the services it provides them and the terms of its rental contracts. Trade accounts receivable is recorded net of estimated doubtful accounts of approximately $5,162,000 and $6,300,000 at December 31, 2002 and 2001,
respectively.

  Inventory

   Inventory consists of parts used for fabrication or maintenance of natural gas compression equipment and facilities, processing and production equipment, and also includes compression units and production equipment that are held for sale. Inventory is stated at the lower of cost or market using the average-cost method.

  Property, Plant and Equipment

   Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives as follows:

             Compression equipment and facilities.... 4 to 30 years
             Buildings...............................      30 years
             Transportation, shop equipment and other 3 to 12 years

   Major improvements that extend the useful life of an asset are capitalized. Repairs and maintenance are expensed as incurred. When property, plant and equipment is sold, retired or otherwise disposed of, the cost, net of accumulated depreciation is recorded in parts, service and used equipment expenses. Sales proceeds are recorded in parts, service and used equipment revenues. Interest is capitalized in connection with the compression equipment and facilities that are constructed for the Company's use in its rental operations until such equipment is complete. The capitalized interest is recorded as part of the assets to which it relates and is amortized over the asset's estimated useful life.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


   After a review of the estimated economic lives of our compression fleet, on July 1, 2001 we changed our estimate of the useful life of certain compression equipment to range from 15 to 30 years instead of a uniform 15-year depreciable life. Our new estimated lives are based upon our experience, maintenance program and the different types of compressors presently in our rental fleet. The Company believes its new estimate reflects the economic useful lives of the compressors more accurately than a uniform useful life applied to all compressors regardless of their age or performance characteristics. The effect of this change in estimate on 2002 and 2001 was a decrease in depreciation expense of approximately $14,387,000 and $5,000,000 and an increase in net income of approximately $8,632,000 and $3,100,000, respectively.

  Computer software

   Certain costs related to the development or purchase of internal-use software are capitalized and amortized over the estimated useful life of the software. Costs related to the preliminary project stage, data conversion and the post-implementation/operation stage of an internal-use computer software development project are expensed as incurred.

  Long-Lived Assets

   The Company reviews for the impairment of long-lived assets, including property, plant and equipment, intangibles and investments in non-consolidated affiliates whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss exists when estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment loss recognized represents the excess of the assets carrying value as compared to its estimated fair market value.

  Goodwill and Intangibles

   The excess of cost over net assets of acquired businesses is recorded as goodwill. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 142, Goodwill and Other Intangible Assets ("SFAS 142"). Under SFAS 142, amortization of goodwill over an estimated useful life is discontinued. Instead, goodwill will be reviewed for impairment annually or whenever events indicate impairment may have occurred. Prior to adoption of SFAS 142 on January 1, 2002, the Company amortized goodwill on a straight-line basis over 15 or 20 years commencing on the dates of the respective acquisitions except for goodwill related to business acquisitions after June 30, 2001. Accumulated amortization was $14,312,000 and $18,365,000 at December 31, 2002 and 2001, respectively.
Amortization of goodwill totaled $ -0-, $10,101,000 and $4,442,000 in 2002, 2001 and 2000, respectively. (See Note 9.) Identifiable intangibles are amortized over the assets' estimated useful lives.

  Sale and Leaseback Transactions

   The Company from time to time enters into sale and leaseback transactions of compression equipment with special purpose entities. Sale and leaseback transactions of compression equipment are evaluated for lease classification in accordance with SFAS No. 13 "Accounting for Leases." The special purpose entities are not consolidated by the Company when the owners of the special purposes entities have made a substantial residual equity investment of at least three percent that is at risk during the entire term of the lease.

  Income Taxes

   HCLP is a corporation for U.S. federal income tax purposes and files a consolidated U.S. federal income tax return with Hanover. The Company accounts for income taxes on a stand-alone basis using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000

consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events are considered other than enactments that would change the tax law or rates. A valuation allowance is recognized for deferred tax assets if it is more likely than not that some or all of the deferred tax asset will not be realized.

  Foreign Currency Translation

   The financial statements of subsidiaries outside the U.S., except those located in Latin America and highly inflationary economies, are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average monthly rates of exchange. The resulting gains and losses from the translation of accounts are included in accumulated other comprehensive income. For subsidiaries located in Latin America and highly inflationary economies, translation gains and losses are included in net income (loss).

  Stock-Based Compensation

   In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") the Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed in APB Opinion No. 25 ("APB" 25), "Accounting for Stock Issued to Employees." The following proforma net income illustrates the effect on net income (loss) if the fair value method had been applied to all outstanding and unvested Hanover stock options in each period.

                                                           Years ended December 31,
                                                         ---------------------------
                                                            2002      2001     2000
                                                         ---------  -------  -------
                                                                (in thousands)
Net income (loss) as reported........................... $(105,392) $81,205  $53,639
   Add back: Restricted stock grant expense, net of tax.       275       --       --
   Deduct: Stock-based employee compensation expense
     determined under the fair value method, net of tax.    (2,753)  (3,804)  (4,598)
                                                         ---------  -------  -------
Proforma net income (loss).............................. $(107,870) $77,401  $49,041
                                                         =========  =======  =======

  Comprehensive Income

   Components of comprehensive income (loss) are net income and all changes in equity during a period except those resulting from transactions with owners. Accumulated other comprehensive income consists of the foreign currency translation adjustment and changes in the fair value of derivative financial instruments, net of tax. At December 31, 2002, the Company's accumulated other comprehensive loss included $1,243,000 foreign currency translation gain and $14,939,000 loss on fair value of derivative instruments, net of tax. At December 31, 2001, the Company's accumulated other comprehensive loss included $484,000 foreign currency translation loss and $6,073,000 loss on fair value of derivative instruments, net of tax.

  Financial Instruments

   The Company utilizes derivative financial instruments to minimize the risks and/or costs associated with financial and global operating activities by managing its exposure to interest rate fluctuation on a portion of its leasing obligations. The Company does not utilize derivative financial instruments for trading or other speculative purposes. The cash flow from hedges is classified in the Consolidated Statements of Cash Flows under the same category as the cash flows from the underlying assets, liabilities or anticipated transactions.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133, as amended by SFAS 137 and SFAS 138, requires that, upon adoption, all derivative instruments (including certain derivative instruments embedded in other contracts) be recognized in the balance sheet at fair value, and that changes in such fair values be recognized in earnings unless specific hedging criteria are met. Changes in the values of derivatives that meet these hedging criteria will ultimately offset related earnings effects of the hedged item pending recognition in earnings. The Company adopted SFAS 133 beginning January 1, 2001. (See Note 19.)

  Reclassifications

   Certain amounts in the prior years' financial statements have been reclassified to conform to the 2002 financial statement classification. These reclassifications have no impact on net income.

2.  Business Combinations

   Acquisitions were accounted for under the purchase method of accounting. Results of operations of companies acquired are included from the date of acquisition. The Company allocates the cost of the acquired business to the assets acquired and the liabilities assumed based upon fair value estimates thereof. These estimates are revised during the allocation period as necessary when information regarding contingencies becomes available to redefine and requantify assets acquired and liabilities assumed. The allocation period varies for each acquisition but does not exceed one year. To the extent contingencies are resolved or settled during the allocation period, such items are included in the revised purchase price allocation. After the allocation period, the effect of changes in such contingencies is included in results of operations in the periods the adjustments are determined.

  Year Ended December 31, 2002

   In July 2002, we increased our ownership of Belleli Energy S.r.l. ("Belleli") to 40.3% from 20.3% by converting a $4,000,000 loan, together with the accrued interest thereon, to Belleli into additional equity ownership. In November 2002, we increased our ownership to 51% by exchanging a $9,410,000 loan, together with the accrued interest thereon, to the other principal owner for additional equity ownership and began consolidating the results of Belleli's operations.

   The following table summarizes the estimated values of the assets acquired and liabilities assumed as of the acquisition date for the Belleli acquisition (in thousands):

                                                   Belleli
                                                November 2002
                                                -------------
                  Current assets...............   $  86,799
                  Property, plant and equipment      11,836
                  Intangible assets............      22,930
                  Goodwill.....................       3,641
                                                  ---------
                  Total assets acquired........     125,206
                                                  ---------
                  Short-term debt..............     (36,433)
                  Current liabilities..........     (58,367)
                  Other liabilities............     (11,428)
                                                  ---------
                  Total liabilities assumed....    (106,228)
                                                  ---------
                  Net assets acquired..........   $  18,978
                                                  =========

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


   The Company is in the process of completing its valuation of Belleli's intangible assets. In connection with its increase in ownership in November 2002, each party has certain buy/sell rights with respect to the interests in Belleli and the right to market the entire company to a third party. During 2002, the Company also purchased certain operating assets of Belleli for approximately $22,400,000 from a bankruptcy estate and leased these assets to Belleli for approximately $1,200,000 per year, for seven years, for use in its operations.

   In July 2002, we acquired a 92.5% interest in Wellhead Power Gates, LLC ("Gates") for approximately $14,400,000 and had loaned approximately $6,000,000 to Gates prior to our acquisition. Gates is a developer and owner of a forty-six megawatt cycle peaking power facility in Fresno County, California. This investment is accounted for as a consolidated subsidiary. This investment has been classified as an asset held for sale and its operating results are reported in income (loss) from discontinued operations. (See Note 3.)

   In July 2002, we acquired a 49.0% interest in Wellhead Power Panoche, LLC ("Panoche") for approximately $6,800,000 and had loaned approximately $5,000,000 to Panoche prior to the acquisition of our interest. Panoche is a developer and owner of a forty-nine megawatt cycle peaking power facility in Fresno County, California which is under contract with California Department of Water Resources. This investment is accounted under the equity method of accounting. This investment has been classified as an asset held for sale and the equity income from this non-consolidated subsidiary is reported in income
(loss) from discontinued operations. (See Note 3.)

   In July 2002, we acquired certain assets of Voyager Compression Services, LLC for approximately $2,500,000 in cash.

  Year Ended December 31, 2001

   In August 2001, we acquired 100% of the issued and outstanding shares of the Production Operators Corporation's natural gas compression business, ownership interests in certain joint venture projects in South America, and related assets ("POI") from Schlumberger for $761,000,000 in cash, Hanover common stock and indebtedness, subject to certain post-closing adjustments pursuant to the purchase agreement (the "POI Acquisition") which have resulted in an increase in the purchase price to approximately $778,000,000 due to an increase in net assets acquired. Under the terms of the definitive agreement, Schlumberger received approximately $270,000,000 in cash (excluding the amounts paid for the increase in net assets), $150,000,000 in a long-term subordinated note and approximately 8,708,000 Hanover common shares, or approximately 11% of the outstanding shares of Hanover common stock, which are required to be held by Schlumberger for at least three years following the closing date. The ultimate number of shares issued under the purchase agreement was determined based on the nominal value of $283,000,000 divided by the 30-day average closing price of Hanover common stock as defined under the agreement and subject to a collar of $41.50 and $32.50. The estimated fair value of the stock issued was $212,468,000, based on the market value of the shares at the time the number of shares issued was determined reduced by an estimated 20% discount due to the restrictions on the stock's marketability.

   Additionally, as part of the purchase agreement, Hanover was required to make a payment of up to $58,000,000 due upon the completion of a financing of the PIGAP II South American joint venture ("PIGAP", see Note 18) acquired by the Company. Because the joint venture failed to execute the financing on or before December 31, 2002, Hanover had the right to put our interest in the joint venture back to Schlumberger in

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000

exchange for a return of the purchase price allocated to the joint venture, plus the net amount of any capital contributions by HCLP to the joint venture. See Note 23 for a discussion of subsequent events related to Hanover's right to put our interest in PIGAP II back to Schlumberger.

   The purchase price was a negotiated amount between the Company and Schlumberger and the Company expects the acquisition to be accretive to earnings in future periods. The Company believes the purchase price represents the fair market value of the POI business based on its assets, customer base, reputation, market position (domestic and international) and potential for long-term growth. The Company incurred approximately $14,975,000 in expenses in connection with the acquisition. The POI Acquisition was accounted for as a purchase and is included in our financial statements commencing on September 1, 2001.

   As of December 31, 2002 the Company has recorded approximately $70,592,000 in goodwill, of which none will be deductible for tax purposes, related to the POI acquisition which will not be amortized in accordance with the transition provisions of SFAS 142 (See Note 9). In addition, as of December 31, 2002, the Company recorded $9,810,000 in estimated value of identifiable intangible assets which $8,200,000 will be amortized over a 24 month weighted average life and $1,600,000 is included in our basis of the PIGAP joint venture and relates to the option to put the joint venture back to Schlumberger. The purchase price is subject to a contingent payment by HCLP to Schlumberger based on the realization of certain tax benefits by the Company over the next 15 years.

   In June 2001, we acquired the assets of J&R International for approximately $3,700,000 in cash and 17,598 shares of Hanover's common stock valued at approximately $654,000.

   In April 2001, we acquired certain assets of Power Machinery, Inc. for approximately $2,569,000 in cash and 108,625 shares of Hanover's common stock valued at approximately $3,853,000.

   In March 2001, we purchased OEC Compression Corporation ("OEC") in an all-stock transaction for approximately $101,849,000, including the assumption and payment of approximately $64,594,000 of OEC indebtedness. We paid an aggregate of approximately 1,145,706 shares of Hanover's common stock to stockholders of OEC. The acquisition was accounted for under the purchase method of accounting and is included in our financial statements commencing in April 2001.

   During 2002 and 2001, the Company completed other acquisitions which were not significant either individually or in the aggregate.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


   The following table summarizes the estimated values of the assets acquired and liabilities assumed as of the acquisition dates for the OEC and POI acquisitions (in thousands):

                                                      POI        OEC
                                                  August 2001 March 2001
                                                  ----------- ----------
       Current assets............................  $ 80,091    $  4,451
       Property, plant and equipment.............   487,880     114,841
       Intangible assets.........................     8,210          --
       Goodwill..................................    67,476          --
       Investments in non-consolidated affiliates   140,081          --
                                                   --------    --------
       Total assets acquired.....................   783,738     119,292
       Current liabilities.......................   (47,667)     (3,114)
       Other liabilities.........................   (20,978)    (15,531)
       Long-term debt............................        --     (62,057)
                                                   --------    --------
       Total liabilities assumed.................   (68,645)    (80,702)
                                                   --------    --------
       Net assets acquired.......................  $715,093    $ 38,590
                                                   ========    ========

  Year Ended December 31, 2000

   In October 2000, the Company purchased the common stock of Servicios TIPSA S.A. for approximately $7,750,000 in cash and a $7,750,000 note payable. The note payable was repaid in January 2001.

   In September 2000, the Company purchased the Dresser-Rand Company's compression services division ("DR") for $177,000,000 including approximately $1,200,000 of acquisition costs. Under the terms of the agreement, $95,000,000 of the purchase price was paid in cash with the balance being paid through the issuance to Ingersoll-Rand of 2,919,681 shares of Hanover's newly issued restricted common stock. The estimated value of the stock issued was approximately $80,539,000, based upon quoted market price for Hanover's common stock reduced by a discount due to the restriction on the stock's marketability. The purchase price is subject to certain post-closing adjustments pursuant to the acquisition agreement which have resulted in approximately a $21,400,000 increase in the purchase price due to increases in the net assets acquired. In connection with the acquisition, the Company has agreed to purchase under normal business terms $25,000,000 worth of products, goods and services from Dresser-Rand Company over a three-year period beginning December 2001.

   In September 2000, the Company acquired the common stock of Gulf Coast Dismantling, Inc. for approximately $2,947,000 in cash and 9,512 shares of Hanover's common stock valued at $300,000.

   In July 2000, the Company completed its acquisition of PAMCO Services International's natural gas compressor assets for approximately $45,210,000 in cash and a $12,922,000 note payable due on April 10, 2001. The note is payable periodically as idle horsepower is contracted. Approximately $10,599,000 of the note payable was repaid in 2000. In connection with the acquisition, the Company agreed to purchase under normal business terms specified levels of equipment over a three-year period beginning October 2000.

   In June 2000, the Company purchased common stock of Applied Process Solutions, Inc. ("APSI") for 2,303,294 shares of Hanover's common stock and assumption of $16,030,000 of APSI's outstanding debt. The estimated value of the stock issued was approximately $54,816,000, based upon quoted market price for Hanover's common stock reduced by a discount due to the restriction on the stock's marketability. The assumed debt has been repaid.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


   In July 2000, the Company purchased the assets of Rino Equipment, Inc. and K&K Compression, Ltd. for approximately $15,679,000 in cash and 54,810 shares of Hanover's treasury stock valued at $2,000,000.

   In July 2000, the Company purchased the common stock of Compression Components Corporation for approximately $7,972,000 in cash and 27,405 shares of Hanover's treasury stock valued at $1,000,000.

   In March 2000, the Company purchased the common stock of Southern Maintenance Services, Inc. ("SMS") for approximately $1,500,000 in cash, 46,512 shares of Hanover's common stock valued at $1,000,000 and $1,000,000 in notes payable that mature on March 1, 2003.

  Pro Forma Information

   The pro forma information set forth below assumes the Belleli, POI, and OEC acquisitions are accounted for had the purchases occurred at the beginning of 2001. The remaining acquisitions were not considered material for pro forma purposes. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated at that time (in thousands):

                                     Years Ended December 31,
                                     -----------------------
                                        2002         2001
                                     -----------  -----------
                                     (unaudited)  (unaudited)
                   Revenue.......... $1,108,990   $1,242,216
                   Net income (loss)   (105,046)      78,052

3.  Discontinued Operations

   During the fourth quarter of 2002, Hanover's Board of Directors approved management's plan to dispose of the Company's non-oilfield power generation projects, which were part of its domestic rental business, and certain used equipment businesses, which were part of the Company's parts and service business. These disposals meet the criteria established for recognition as discontinued operations under SFAS 144, "Accounting for the Impairment of Disposal of Long-Lived Assets," ("SFAS 144"). SFAS 144 specifically requires that such amounts must represent a component of a business comprised of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. These businesses have been reflected as discontinued operations in the Company's Consolidated Statement of Operations for the year ended December 31, 2002 and prior period financial statements have been adjusted to reflect the impact of these discontinued operations. These assets are expected to be sold within one year of December 31, 2002 and the assets and liabilities are reflected as held-for-sale on the Company's Consolidated Balance Sheet.

   During the fourth quarter of 2002, HCLP recognized a pre-tax charge to discontinued operations of approximately $52,282,000 ($36,467,000 after tax) for the estimated loss in fair-value from carrying value expected to be realized at the time of disposal. This amount includes a $19,010,000 pre-tax impairment of goodwill. During the second quarter of 2002, HCLP recognized a pre-tax write-down of $6,000,000 ($3,883,000 after tax) for certain turbines related to the non-oilfield power generation business which has also been reflected as discontinued operations.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


    Summary of operating results of the discontinued operations (in thousands):

                                                                Years Ended December 31,
                                                               ------------------------------
                                                                 2002     2001       2000
                                                               -------  --------   --------
                                                                        Restated   Restated
                                                                        (See Notes 21 and 22)
Revenues and other:
   Domestic rentals........................................... $ 2,870  $    --    $    --
   Parts, service and used equipment..........................  20,197   29,168     15,840
   Equity in income of non-consolidated affiliates............     405       --         --
   Other......................................................      52      569        122
                                                               -------  -------    -------
                                                                23,524   29,737     15,962
                                                               -------  -------    -------
Expenses:
   Domestic rentals...........................................     363       --         --
   Parts, service and used equipment..........................  13,485   14,136      8,336
   Selling, general and administrative........................   8,346    8,808      2,864
   Depreciation and amortization..............................   1,672    1,737        694
   Interest expense...........................................     481        9          6
   Other......................................................   1,309       --         --
                                                               -------  -------    -------
                                                                25,656   24,690     11,900
                                                               -------  -------    -------
Income (loss) from discontinued operations before income taxes  (2,132)   5,047      4,062
Provision for (benefit from) income taxes.....................  (1,257)   2,082      1,553
                                                               -------  -------    -------
Income (loss) from discontinued operations.................... $  (875) $ 2,965    $ 2,509
                                                               =======  =======    =======

   Summary balance sheet data for discontinued operations as of December 31, 2002 (in thousands):

                                                     Non-Oilfield
                                             Used       Power
                                           Equipment  Generation   Total
                                           --------- ------------ -------
      Current assets......................  $20,099    $13,666    $33,765
      Property plant and equipment........      858     28,103     28,961
      Non-current assets..................       --      6,682      6,682
                                            -------    -------    -------
         Assets held for sale.............   20,957     48,451     69,408
                                            -------    -------    -------
      Current liabilities.................       --      3,257      3,257
      Non-current liabilities.............       --     19,002     19,002
                                            -------    -------    -------
         Liabilities held for sale........       --     22,259     22,259
                                            -------    -------    -------
             Net assets held for sale.....  $20,957    $26,192    $47,149
                                            =======    =======    =======

   Goodwill associated with discontinued operations was $21,173,000 at December 31, 2001 net of accumulated amortization of $2,163,000. The goodwill was written off in connection with the write down of these operations to market value during the fourth quarter of 2002. (See Note 9.)

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


4.  Inventory

   Inventory consisted of the following amounts (in thousands):

                                           December 31,
                                         -----------------
                                           2002     2001
                                         -------- --------
                                                  Restated
                      Parts and supplies $114,833 $146,877
                      Work in progress..   37,790   46,091
                      Finished goods....   13,381   22,687
                                         -------- --------
                                         $166,004 $215,655
                                         ======== ========

   During the year ended December 31, 2002, we recorded approximately $13,853,000 in inventory write downs and reserves for parts inventory which was either obsolete, excess or carried at a price above market value. As of December 31, 2002 and 2001, we had inventory reserves of $14,211,000 and $2,101,000, respectively.

5.  Compressor and Production Equipment Fabrication Contracts


   Costs, estimated earnings and billings on uncompleted contracts consisted of the following (in thousands):

                                                     December 31,
                                                 --------------------
                                                    2002       2001
                                                 ---------  ---------
         Costs incurred on uncompleted contracts $ 234,670  $ 129,952
         Estimated earnings.....................    21,073     25,654
                                                 ---------  ---------
                                                   255,743    155,606
         Less--billings to date.................  (212,968)  (103,659)
                                                 ---------  ---------
                                                 $  42,775  $  51,947
                                                 =========  =========

   The increase in the costs and billings on uncompleted contracts was due to the consolidation of Belleli, when the Company increased its ownership to 51%. (See Note 2.)

   Presented in the accompanying financial statements as follows (in thousands):

                                                                        December 31,
                                                                   ---------------------
                                                                      2002       2001
                                                                   ---------  ----------
Costs and estimated earnings in excess of billings on uncompleted
  contracts....................................................... $  57,346  $   59,099
Billings on uncompleted contracts in excess of costs and estimated
  earnings........................................................   (14,571)     (7,152)
                                                                   ---------  ----------
                                                                   $  42,775  $   51,947
                                                                   =========  ==========

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


6.  Property, plant and equipment

   Property, plant and equipment consisted of the following (in thousands):

                                                               December 31,
                                                          ----------------------
                                                             2002        2001
                                                          ----------  ----------
                                                                       Restated
Compression equipment, facilities and other rental assets $1,261,241  $1,171,282
Land and buildings.......................................     86,732      55,570
Transportation and shop equipment........................     75,443      61,848
Other....................................................     31,888      23,848
                                                          ----------  ----------
                                                           1,455,304   1,312,548
Accumulated depreciation.................................   (287,629)   (161,035)
                                                          ----------  ----------
                                                          $1,167,675  $1,151,513
                                                          ==========  ==========

   Depreciation expense was $139,427,000, $73,609,000 and $46,155,000 in 2002,
2001 and 2000, respectively. Depreciation expense for 2002 includes $34,485,000 for the impairment of certain idle units of the Company's compression fleet that are being retired and the acceleration of depreciation of certain plants and facilities expected to be sold or abandoned. Assets under construction of $116,427,000 and $98,538,000 are included in compression equipment, facilities and other rental assets at December 31, 2002 and 2001, respectively. The Company capitalized $2,470,000, $2,750,000 and $1,823,000 of interest related to construction in process during 2002, 2001, and 2000, respectively.

   In August 2001, the Company exercised its purchase option under the 1998 operating lease (see Note 12) for $200,000,000. The depreciable basis of the compressors purchased has been reduced by the deferred gain of approximately $41,993,000 which was recorded at inception of the lease and previously included as an other liability on the Company's Consolidated Balance Sheet.

7.  Intangible and Other Assets

   Intangible and other assets consisted of the following (in thousands):

                                                             December 31,
                                                          -----------------
                                                            2002      2001
                                                          --------  --------
                                                                    Restated
    Deferred debt issuance and leasing transactions costs $ 34,345  $32,133
    Notes receivable.....................................   14,377   27,738
    Intangibles..........................................   25,642    7,210
    Other................................................   12,943   13,619
                                                          --------  -------
                                                            87,307   80,700
    Accumulated amortization.............................  (19,689)  (8,971)
                                                          --------  -------
                                                          $ 67,618  $71,729
                                                          ========  =======

   Amortization of intangible and other assets totaled $10,822,000, $4,399,000 and $1,591,000 in 2002, 2001 and 2000, respectively.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


   Certain notes receivable result from an agreement entered into in 2001 to advance funds to a third party in connection with various power generation development projects. Under the agreement, the Company agreed to advance working capital of up to $12,500,000. At December 31, 2001, $7,500,000 was funded under the agreement. The notes bear interest at the prime lending rate that ranged from 5.5% to 8%, are secured by equipment and mature on April 30, 2002. The remaining notes receivable result primarily from customers for sales of equipment or advances to other parties in the ordinary course of business. During 2002, the Company converted certain of the notes into equity ownership positions in the non-oilfield power generation projects and reclassified certain of these notes to assets held for sale (See Notes 2 and 3) and also recorded a charge in other expense to reserve for certain employee notes. (See
Note 25.)

   See Note 17 for related party notes receivable.

8.  Investments in Non-Consolidated Affiliates

   Investments in affiliates that are not controlled by the Company but where the Company has the ability to exercise significant influence over the operations are accounted for using the equity method. The Company's share of net income or losses of these affiliates is reflected in the Consolidated Statement of Operations as Equity in income of non-consolidated affiliates. The Company's primary equity method investments are comprised of entities that own, fabricate, operate, service and maintain compression and other related facilities. The Company's equity method investments totaled approximately $148,824,000 and $169,222,000 at December 31, 2002 and 2001, respectively.

   The Company's ownership interest and location of each equity investee at December 31, 2002 is as follows:

                                     Ownership
                                     Interest    Location          Type of Business
                                     --------- ------------- ----------------------------
Pigap II............................   30.0%     Venezuela   Gas Compression Plant
El Furrial..........................   33.3%     Venezuela   Gas Compression Plant
Simco/Harwat Consortium.............   35.5%     Venezuela   Gas Compression Plant
Hanover Measurement Services Company
  LP................................   50.2%   United States Monitoring Services
Servi Compressores, CA..............   50.0%     Venezuela   Compression Service Provider
Collicutt Mechanical Services Ltd...   24.1%      Canada     Compression Service Provider

   Summarized balance sheet information for investees accounted for by the equity method follows (on a 100% basis, in thousands):

                                           December 31,
                                         -----------------
                                           2002     2001
                                         -------- --------
                     Current assets..... $165,193 $330,542
                     Non-current assets.  591,283  620,951
                     Current liabilities   98,697  113,255
                     Debt payable.......  173,108  620,884
                     Owners' equity.....  484,671  217,354

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


   Summarized earnings information for these entities for the years ended December 31, 2002, 2001 and 2000 follows (on a 100% basis, in thousands):

                                    Years ended December 31,
                                    -------------------------
                                      2002   2001(1)   2000
                                    -------- -------- -------
                   Revenues........ $333,150 $201,581 $86,059
                   Operating income   87,231   46,097  17,290
                   Pretax income...   77,121   25,417  10,500

--------
(1) Amounts for the joint ventures acquired in connection with the POI business acquisition are included from September 1, 2001.

   The most significant investments are the joint ventures (Pigap II, El Furrial and Simco/Harwat) acquired in connection with the POI acquisition completed in August 2001. At December 31, 2002 and 2001, these ventures account for approximately $141,008,000 and $152,443,000 of the equity investments, respectively, and generated equity in earnings for 2002 and 2001 of approximately $21,680,000 and $8,053,000. See Note 23 for subsequent event regarding the Company's interest in the PIGAP II joint venture. In connection with its investment in El Furrial and Simco/Harwat, the Company guaranteed its portion of the debt in the joint venture related to these projects. At December 31, 2002 the Company has guaranteed approximately $43,512,000 and $13,188,000, respectively, of the debt which is on these joint venture books. These amounts are not recorded on the Company's books.

   The financial data for 2000 includes the Company's 20% interest in Meter Acquisition Company LP and its 60% interest in Hanover/Enron Venezuela Ltd. The Company sold Meter Acquisition Company LP in 2001 for cash of approximately $3,143,000. The Company purchased the remaining 40% interest in Hanover/Enron Venezuela Ltd. during 2001 for $3,050,000.

   The financial data for 2001 includes Belleli, a fabrication company based in Italy. Effective January 2001, the Company agreed to provide certain facilitation services to Belleli and provide Belleli with project financing including necessary guarantees, bonding capacity and other collateral on an individual project basis. Under the arrangement, Belleli was required to present each project to the Company which could be approved at the Company's sole discretion. The Company received $1,723,000 from Belleli in 2001 for its facilitation services. Under a separate agreement with Belleli, the Company has issued letters of credit on Belleli's behalf totaling approximately $16,736,000 at December 31, 2002. In November 2002, the Company acquired an additional interest in Belleli bringing the total ownership to 51%. The increase in ownership requires that the Company record its investment in Belleli using the consolidation method of accounting rather than equity method accounting. The results of Belleli's operations subsequent to the acquisition of the controlling interest, and the assets and liabilities of Belleli as of December 31, 2002, have been consolidated in the financial statements of the Company. (See Note 2.)

   During 2000, Collicutt Hanover Services Ltd. ("Collicutt") sold additional shares that reduced the Company's ownership percentage to approximately 24%, accordingly, a change in interest gain of $864,000 was recorded in the Consolidated Statement of Operations. In 2002, due to permanent decline in the market value of its investment in Collicut, the Company recorded to Other expense an impairment of $5,000,000.

   In the normal course of business, HCLP engages in purchase and sale transactions with Collicut Hanover Services Ltd., which is owned 24% by HCLP. During the period ended December 31, 2002 and 2001, HCLP had

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000

sales to this related party of $943,000 and $2,579,000, respectively; and purchases of $19,633,000 and $19,197,000, respectively. At December 31, 2002, HCLP had a net payable to this related party of $111,700.

   In the normal course of business, HCLP engages in purchase and sale transactions with Servi-Compressores, which is owned 50% by HCLP. During the period ended December 31, 2002 and 2001, HCLP had sales to this related party of $406,000 and $849,000, respectively and made purchases of $1,859,000 during 2001. At December 31, 2001, HCLP had a net receivable from this related party of $464,000.

   The Company also holds interests in companies in which it does not exercise significant influence over the operations. These investments are accounted for using the cost method. Cost method investments totaled approximately $1,865,000 and $9,106,000 at December 31, 2002 and 2001, respectively. During 2002, the Company determined that certain of its cost method investments were permanently impaired and therefore recorded in Other expense impairment charges amounting to $7,100,000.

   In May 2000, the Company acquired common stock of Aurion Technologies, Inc. ("Aurion"), a technology company formed to develop remote monitoring and data collection services for the compression industry, for $2,511,000 in cash. In 2001, the Company purchased additional shares for approximately $1,250,000, advanced $2,700,000 to Aurion and had an accounts receivable of $1,103,000. Aurion filed for bankruptcy protection in March 2002, and accordingly, the Company recorded in Other expense approximately $5,013,000 during the year ended December 31, 2001 to impair its investment and the unrecoverable amount of the advances. During 2002, the Company recorded an additional charge related to Aurion of $3,850,000.

9.  Goodwill

   In June 2001, the FASB issued SFAS 142, Goodwill and Other Intangible Assets. Under SFAS 142, amortization of goodwill over an estimated useful life is discontinued. Instead, goodwill will be reviewed for impairment annually or whenever events indicate impairment may have occurred. The standard also requires acquired intangible assets to be recognized separately and amortized as appropriate. SFAS 142 was effective for HCLP on January 1, 2002. The adoption of SFAS 142 has had an impact on future financial statements, due to the discontinuation of goodwill amortization expense.

   The transition provisions of SFAS 142 required the Company to identify its reporting units and perform an initial impairment assessment of the goodwill attributable to each reporting unit as of January 1, 2002. The Company performed its initial impairment assessment and determined that the Company's reporting units are the same as its business segments and that no impairment existed as of January 1, 2002. However, due to a downturn in its business and changes in the business environment in which the Company operates, the Company completed an additional impairment analysis as of June 30, 2002. As a result of the test performed as of June 30, 2002, the Company recorded an estimated $47,500,000 impairment of goodwill attributable to our production and processing equipment fabrication business unit. The second step of goodwill impairment test required the Company allocate the fair value of the reporting unit to the production and processing equipment businesses' assets. The Company performed the second step of the goodwill impairment test in the third quarter of 2002 and determined that no adjustment to the impairment, recorded in the second quarter, was required. The fair value of reporting units was estimated using a combination of the expected present value of future cash flows and the market approach. In the fourth quarter of 2002, the Company recorded a $4,603,000 goodwill impairment related to our pump division which we expect to sell in 2003.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


   The table below presents the change in the net carrying amount of goodwill for the year ended December 31, 2002 (in thousands):

                                                                  Goodwill
                                                     Purchase   Written Off
                                                    Adjustment   Related to
                          December 31,               and Other  Discontinued  Goodwill  December 31,
                              2001     Acquisitions Adjustments  Operations  Impairment     2002
                          ------------ ------------ ----------- ------------ ---------- ------------
Domestic rentals.........   $ 89,696      $   --      $4,959      $     --    $     --    $ 94,655
International rentals....     33,984          --         675            --          --      34,659
Parts, service and used
  equipment..............     51,822          --        (121)      (19,010)         --      32,691
Compressor and accessory
  fabrication............     19,176          --          --            --      (4,603)     14,573
Production and processing
  equipment..............     47,500       3,941          --            --     (47,500)      3,941
                            --------      ------      ------      --------    --------    --------
   Total.................   $242,178      $3,941      $5,513      $(19,010)   $(52,103)   $180,519
                            ========      ======      ======      ========    ========    ========

   HCLP's adjusted net income, adjusted to exclude goodwill amortization expense, for the twelve months ended December 31, 2001 and 2000 are as follows (in thousands):

                                                  2001     2000
                                                -------- --------
                                                Restated Restated
              Net income....................... $81,205  $53,639
              Goodwill amortization, net of tax   8,846    4,280
                                                -------  -------
              Adjusted net income.............. $90,051  $57,919
                                                =======  =======

10.  Accrued Liabilities

   Accrued liabilities are comprised of the following (in thousands):

                                                             December 31,
                                                           ----------------
                                                             2002    2001
                                                           -------- -------
     Accrued salaries, bonuses and other employee benefits $ 21,024 $14,843
     Accrued income and other taxes.......................   24,095  15,536
     Accrued leasing expense..............................   23,465  21,990
     Additional purchase price for DR (Note 2)............       --   1,798
     Accrued other........................................   57,545  40,268
                                                           -------- -------
                                                           $126,129 $94,435
                                                           ======== =======

   In December 2002, the Company announced a plan to consolidate certain of its manufacturing facilities and to terminate approximately 500 employees worldwide during 2003. In connection with the planned severance, the Company recorded an expense to selling, general and administrative expenses for $2,720,000 for estimated termination benefits and the amount is included in accrued other liabilities. As of December 31, 2002, no amounts had been paid out for the planned severance.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000

11.  Borrowings

  Debt

   Debt consisted of the following (in thousands):

                                                                                       December 31,
                                                                                    ------------------
                                                                                      2002      2001
                                                                                    --------  --------
Bank credit facility............................................................... $156,500  $157,000
Real estate mortgage, interest at 3.7%, collateralized by certain land and
  buildings, payable through September 2004........................................    3,250     3,583
Belleli--factored receivables......................................................   15,970        --
Belleli--revolving credit facility.................................................   11,964        --
Other, interest at various rates, collateralized by equipment and other assets, net
  of unamortized discount..........................................................    8,164     7,230
                                                                                    --------  --------
                                                                                     195,848   167,813
Less--current maturities...........................................................  (33,741)   (5,553)
                                                                                    --------  --------
Long-term debt..................................................................... $162,107  $162,260
                                                                                    ========  ========

   The Company's bank credit facility as amended and restated to date provides for a $350,000,000 revolving credit facility that matures on November 30, 2004. Advances bear interest at (a) the greater of the administrative agent's prime rate, the federal funds effective rate, or the base CD rate, or (b) a eurodollar rate, plus, in each case, a specified margin (3.2% and 3.9% weighted average interest rate at December 31, 2002 and 2001, respectively). A commitment fee based upon a percentage of the average available commitment is payable quarterly to the lenders participating in the facility. The fee ranges from 0.25% to 0.50% per annum and fluctuates with our consolidated leverage ratio. In addition to the drawn balance on the bank credit facility, as of December 31, 2002, we had $52,895,000 in letters of credit outstanding under the Company's bank credit facility. The credit facility contains certain financial covenants and limitations on, among other things, indebtedness, liens, leases and sales of assets. Giving effect to the covenant limitations in the Company's bank credit agreement, as amended to date, the availability under the bank credit facility at December 31, 2002 was approximately $120,000,000. The credit facility also limits the payment of cash dividends on Hanover's common stock to 25% of net income for the period from December 2001 through November 30, 2004. In addition, the Company had $3,775,000 in letters of credit outstanding under other letters of credit facilities.

   In February 2003, the Company executed an amendment to its bank credit facility and the compression equipment leases that we entered into in 1999 and 2000. The amendment, which was effective December 31, 2002, modifies certain financial covenants to allow the Company greater flexibility in accessing the capacity under the bank credit facility to support our short-term liquidity needs. In addition, at the higher end of our permitted consolidated leverage ratio, the amendment would increase the commitment fee under the bank credit facility by 0.125% and increase the interest rate margins used to calculate the applicable interest rates under all of the agreements by up to 0.75%. Any increase in the Company's interest cost as a result of the amendment will depend on Hanover's consolidated leverage ratio at the end of each quarter, the amount of indebtedness outstanding and the interest rate quoted for the benchmark selected by us. As part of the amendment, we granted the lenders under these agreements a security interest in the inventory, equipment and certain other property of HCLP and its domestic subsidiaries, and pledged 66% of the equity interest in certain of HCLP's foreign subsidiaries. In consideration for obtaining the amendment, we agreed to pay approximately $1.8 million to the lenders under these agreements. We also agreed to a restriction on our capital expenditures during 2003, which under the agreement cannot exceed $200,000,000.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


   In November 2002, the Company increased its ownership in Belleli to 51%. (See Note 2). Belleli has financed its growth through the factoring of its receivables. Such factoring is typically short term in nature and at December 31, 2002 bore interest at a weighted average rate of 3.3%. In addition, Belleli has revolving credit facilities of $11,964,000 at December 31, 2002 at a weighted average rate of 3.0% which expire in 2003 and are secured by letters of credit issued by HCLP of $6,717,000.

   Maturities of long-term debt at December 31, 2002 are (in thousands):
2003--$33,741; 2004--$160,194; 2005--$17,734; 2006--$549; 2007--$186; and $540
thereafter.

  Due to General Partner

   In connection with the POI Acquisition on August 31, 2001, Hanover issued a $150,000,000 subordinated acquisition note to Schlumberger, and matures December 15, 2005. Interest on the note accrues and is payable-in-kind at the rate of 8.5% annually for the first six months after issuance and periodically increases in increments of 1% to 2% per annum to a maximum interest rate 42 months after issuance of 15.5%. In the event of an event of default under the note, interest will accrue at a rate of 2% above the then applicable rate. The note is subordinated to all of Hanover's indebtedness other than indebtedness to fund future acquisitions. In the event that Hanover completes an offering of equity securities, Hanover is required to apply the proceeds of the offering to repay amounts outstanding under the note as long as no default exists or would exist under our other indebtedness as a result of such payment. HCLP entered into a $150,000,000 intercompany obligation payable to its general partner which has the same general terms as the note between Hanover and Schlumberger. As of December 31, 2002 and 2001, the amount due under this obligation was $167,096,000 and $150,000,000, respectively, and the interest rate as of December 31, 2002 was 12.5%. On May 14, 2003, Hanover entered into an agreement to restructure the note (See Note 23.) In connection with the restructuring of the Schlumberger Note, HCLP's obligation to its general partner will be similarly modified.

12.  Leasing Transactions

   The Company has entered into five transactions involving the sale of equipment by HCLP and its subsidiaries to special purpose entities, which in turn lease the equipment back to us. At the time, these transactions had a number of advantages over other sources of capital then available to the Company. The sale and leaseback transactions (1) enabled HCLP to affordably extend the duration of its financing arrangements, (2) reduced HCLP's cost of capital and (3) provided access to a source of capital other than traditional bank financing.

   Prior to the first sale and leaseback transaction in 1998, the Company financed growth in compression assets by drawing down on our bank credit facility with a commercial bank. While highly flexible and well priced, the line of credit represented a short term funding strategy to finance long-term assets. Sale and leaseback transactions can reduce refinancing risk by extending the duration of our capital commitments.

   Sale and leaseback transactions also provided capital to the Company at a lower cost compared to other sources then available to us. Lenders to the special purpose entities do not require as high a rate of interest because their capital risk is mitigated by a perfected, first priority security interest in the compression equipment, as well as a residual value guarantee provided by us. This had the effect of reducing our leasing expense relative to an unsecured borrowing rate. The Company will continue to evaluate sale-leaseback transactions as well as consider other forms of financing for cost effectiveness as future capital needs arise.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


   The Company believes that the sale and leaseback transactions represent a source of capital in addition to the commercial bank financing traditionally utilized by the Company. This diversification of the Company's capital sources has broadened its access to capital to allow it to expand operations.

   In August 2001 and in connection with the POI Acquisition, we completed two sale and leaseback transactions involving certain compression equipment. Concurrent with these transactions, we exercised our purchase option under our July 1998 operating lease for $200,000,000. Under one transaction, we received $309,300,000 proceeds from the sale of compression equipment. Under the second transaction, we received $257,750,000 from the sale of additional compression equipment. Both transactions are recorded as a sale and leaseback of the equipment and are recorded as operating leases. Under the first transaction, the equipment was sold and leased back by us for a seven year period and will continue to be deployed by us in the normal course of our business. The agreement calls for semi-annual rental payments of approximately $12,750,000 in addition to quarterly rental payments of approximately $215,000. Under the second transaction, the equipment was sold and leased back by us for a ten year period and will continue to be deployed by us in the normal course of our business. The agreement calls for semi-annual rental payments of approximately $10,938,000 in addition to quarterly rental payments of approximately $188,000. We have options to repurchase the equipment under certain conditions as defined by the lease agreements. Through December 31, 2002, we incurred transaction costs of approximately $18,607,000 related to these transactions. These costs are included in intangible and other assets and are being amortized over the respective lease terms.

   In October 2000, we completed a $172,589,000 sale and leaseback of compression equipment. In March 2000, we entered into a separate $200,000,000 sale and leaseback of compression equipment. Under the March agreement, we received proceeds of $100,000,000 from the sale of compression equipment at the first closing in March 2000 and in August 2000, we completed the second half of the equipment lease and received an additional $100,000,000 for the sale of additional compression equipment. In June 1999, we completed a separate $200,000,000 sale and leaseback transactions of compression equipment. Under the lease agreement, the equipment was sold and leased back by us for a five year term and will be utilized by us in the normal course of our business. We have options to repurchase the equipment under the 2000 and 1999 leases as defined under certain conditions by the lease agreements. The lease agreements call for variable quarterly payments that fluctuate with the London Interbank Offering Rate and have covenant restrictions similar to our bank credit facility. We incurred an aggregate of approximately $7,470,000 in transactions costs for the leases entered into in 2000 and 1999 which are included in intangible and other assets on the balance sheet and are being amortized over the respective lease terms of the respective transactions.

   The following table summarizes the proceeds, net book value of equipment sold, deferred gain on equipment sale, the residual guarantee (maximum exposure to loss) and the lease termination date for equipment leases (in thousands of dollars):

                                                   Residual
                          Sale   Net Book Deferred   Value   Lease Termination
          Lease         Proceeds  Value     Gain   Guarantee       Date
          -----         -------- -------- -------- --------- -----------------
  June 1999............ $200,000 $166,356 $33,644  $166,000   June 2004
  March and August 2000  200,000  166,922  33,078   166,000   March 2005
  October 2000.........  172,589  155,692  16,897   142,299   October 2005
  August 2001..........  309,300  306,034   3,266   232,000   September 2008
  August 2001..........  257,750  235,877  21,873   175,000   September 2011

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


   These transactions are recorded as a sale and leaseback of the equipment and the leases are treated as operating leases. We made guarantees under the lease agreements that are due upon termination of the leases and which may be satisfied by a cash payment or the exercise of our equipment purchase options under the terms of the lease agreements. The residual value guarantees and other lease terms which are based on negotiation between HCLP and third party lessors, were supported by equipment appraisals and analysis. We believe that the market value of the equipment at the end of the lease will exceed the guaranteed residual values due to our predictive and preventive maintenance programs, routine overhaul practices and the expected demand for compression equipment in the future. We review the value of the equipment whenever events or circumstances indicate that a decrease in market value may have occurred as a result of foreseeable obsolescence or a decrease in market demand. If the fair value of the equipment was less than the guaranteed residual value, we would accrue additional lease expense for the amount that would be payable upon termination of the lease. All gains on the sale of the equipment are deferred until the end of the respective lease terms. Should we not exercise our purchase options under the lease agreements, the deferred gains will be recognized to the extent they exceed any final rent payments and any other payments required under the lease agreements.

   As a result of the lease transactions, we incurred approximately $94,751,000, $70,435,000, and $45,484,000 in lease expense for the years ended
December 31, 2002, 2001 and 2000, respectively. The following future minimum lease payments are due under the leasing arrangements exclusive of any final rent payments or purchase option payments (in thousands): 2003--$83,703; 2004--$76,418; 2005--$62,332; 2006--$48,987; 2007--$48,987; and $100,537
thereafter.

   In connection with the compression equipment leases entered into in August 2001, the Company was obligated to prepare registration statements and complete an exchange offering to enable the holders of the notes issued by the lessors to exchange their notes with notes which are registered under the Securities
Act of 1933. Because of the restatement of our financial statements, the exchange offering was not completed pursuant to the time line required by the agreements, the Company was required to pay additional lease expense in the amount equal to $105,600 per week until the exchange offering was completed.
The additional lease expense began accruing on January 28, 2002 and increased the Company's lease expense by $5,067,000 during 2002. The registration statements became effective in February 2003. The exchange offer was completed and the requirement to pay the additional lease expense ended on March 13, 2003.

   In February 2003, we executed an amendment to our bank credit facility and the compression equipment leases entered into in 1999 and 2000. (See Note 11.)

13.  Income Taxes

   The components of income (loss) from continuing operations before income taxes were as follows (in thousands):

                                Years ended December 31,
                               ---------------------------
                                 2002      2001     2000
                               --------  -------- --------
                                         Restated Restated
                      Domestic $(99,308) $ 76,308 $61,053
                      Foreign.   23,314    49,872  20,264
                               --------  -------- -------
                               $(75,994) $126,180 $81,317
                               ========  ======== =======

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


   The provision for (benefit from) income taxes from continuing operations consisted of the following (in thousands):

                                                   Years ended December 31,
                                                  --------------------------
                                                    2002      2001     2000
                                                  --------  -------- --------
                                                            Restated Restated
  Current tax provision (benefit):
     Federal..................................... $ (9,551) $ 1,136  $ 2,048
     State.......................................     (227)     560      449
     Foreign.....................................   11,243   10,474   (2,561)
                                                  --------  -------  -------
         Total current...........................    1,465   12,170      (64)
                                                  --------  -------  -------
  Deferred tax provision (benefit):
     Federal.....................................   (4,989)  30,473   18,653
     State.......................................       --       --       --
     Foreign.....................................   (8,303)   5,133   11,598
                                                  --------  -------  -------
         Total deferred..........................  (13,292)  35,606   30,251
                                                  --------  -------  -------
  Total provision for (benefit from) income taxes $(11,827) $47,776  $30,187
                                                  ========  =======  =======

   The provision for (benefit from) income taxes for 2002, 2001 and 2000 resulted in effective tax rates of 15.6%, 37.9% and 37.1%, respectively. The reasons for the differences between these effective tax rates and the U.S. statutory rate of 35% are as follows (in thousands):

                                                                  Years ended December 31,
                                                                 --------------------------
                                                                   2002      2001     2000
                                                                 --------  -------- --------
                                                                           Restated Restated
Federal income tax at statutory rate............................ $(26,598) $44,132  $28,460
State income taxes, net of federal benefit......................     (148)     364      291
Foreign effective rate/U.S. rate differential (including foreign
  valuation allowances).........................................   (8,020)  (2,775)     (64)
U.S. impact of foreign operations, net of federal benefit.......    7,894    3,458    1,305
Nondeductible goodwill..........................................   10,117    1,118      875
U.S. valuation allowance........................................    2,609       --       --
Other, net......................................................    2,319    1,479     (680)
                                                                 --------  -------  -------
                                                                 $(11,827) $47,776  $30,187
                                                                 ========  =======  =======

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


   Deferred tax assets (liabilities) are comprised of the following (in thousands):

                                                         December 31,
                                                     --------------------
                                                        2002       2001
                                                     ---------  ---------
                                                                 Restated
     Deferred tax assets:
        Net operating losses........................ $ 144,890  $  57,498
        Investment in joint ventures................    11,208         --
        Inventory...................................     7,097      3,039
        Alternative minimum tax credit carryforward.     5,351     15,152
        Derivative instruments......................     9,656      6,452
        Accrued liabilities.........................    13,478      3,980
        Intangibles.................................    15,297        316
        Other.......................................     8,433      8,817
                                                     ---------  ---------
     Gross deferred tax assets......................   215,410     95,254
        Valuation allowance.........................   (23,371)        --
                                                     ---------  ---------
                                                       192,039     95,254
                                                     ---------  ---------
     Deferred tax liabilities:
        Property, plant and equipment...............  (313,483)  (263,108)
        Other.......................................    (4,636)    (5,497)
                                                     ---------  ---------
     Gross deferred tax liabilities.................  (318,119)  (268,605)
                                                     ---------  ---------
                                                     $(126,080) $(173,351)
                                                     =========  =========

   The Company has U.S. net operating loss carryforwards at December 31, 2002 of approximately $343,746,000 expiring in 2006 to 2022. At December 2002, the Company has an alternative minimum tax credit carryforward of approximately $5,351,000 that does not expire. At December 31, 2002, the Company has approximately $70,200,000 of net operating loss carryforwards in certain non-U.S. jurisdictions. Of these, approximately $1,400,000 have no expiration date, and the remaining $68,800,000 will expire in future years through 2011. A valuation allowance has been provided, primarily for net operating loss carryforwards that are not expected to be utilized. The valuation allowance increased by $23,371,000 primarily due to current year losses in non-U.S. tax jurisdictions with short net operating loss carryforward periods, including Argentina and Venezuela.

   In 2001, the Company recorded approximately $35,212,000 of additional deferred income tax liability resulting from the 2001 acquisition transactions. (See Note 2.)

   The Company has not recorded a deferred income tax liability for additional income taxes that would result from the distribution of earnings of its foreign subsidiaries if they were actually repatriated. The Company intends to reinvest the undistributed earnings of its foreign subsidiaries indefinitely.

14.  Partners' Capital

   Partners' capital consists of capital contributions from partners and undistributed partnership income.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


15.  Stock Options

   Certain Company employees participate in stock option plans that provide for the granting of options to purchase Hanover common shares. The options are generally issued with an exercise price equal to the fair market value on the date of grant and are exercisable over a ten-year period. Options granted typically vest over a three to four year period. No compensation expense related to stock options was recorded in 2002, 2001 and 2000.

   In April 2002, the Company granted 151,048 restricted shares of Hanover's common stock to certain employees as part of an incentive compensation plan. The restricted stock grants vest 25% per year on each successive anniversary of the grant date. As of December 31, 2002, 142,630 restricted shares were outstanding under the plan. We will recognize compensation expense equal to the fair value of the stock at the date of grant over the vesting period related to these grants. During 2002, we recognized $423,000 in compensation expense related to these grants.

   In June 2000, the Company purchased APSI, which had existing stock option programs in place. The Company converted the outstanding APSI stock options into Hanover's stock options as of the purchase date at a conversion ratio equal to the exchange ratio under the merger agreement. As a result, 127,813 options were converted at a weighted-average per share exercise price of approximately $12.88. Approximately 60,307 of the options vested on the date of closing of the APSI acquisition with the remaining options vesting at varying dates through 2003.

   The following is a summary of stock option activity for the years ended December 31, 2002, 2001 and 2000:

                                                          Weighted average
                                                Shares    price per share
                                              ----------  ----------------
      Options outstanding, December 31, 1999.  8,797,004       $ 6.24
         Options granted.....................         --           --
         APSI acquisition....................    127,813        12.88
         Options canceled....................    (11,562)        9.78
         Options exercised...................   (994,572)        3.68
                                              ----------
      Options outstanding, December 31, 2000.  7,918,683         6.63
         Options granted.....................     43,575        25.00
         Options canceled....................    (47,622)       12.48
         Options exercised...................   (250,161)        9.12
                                              ----------
      Options outstanding, December 31, 2001.  7,664,475         6.62
         Options granted.....................  1,497,706        13.35
         Options canceled....................   (261,323)       10.29
         Options exercised................... (1,422,850)        4.69
                                              ----------
      Options outstanding, December 31, 2002.  7,478,008         8.21
                                              ==========

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


   The following table summarizes significant ranges of outstanding and exercisable options at December 31, 2002:

                                 Options outstanding      Options exercisable
                             ---------------------------- ------------------
                                       Weighted
                                        average  Weighted            Weighted
                                       remaining average             average
                                        life in  exercise            exercise
    Range of exercise prices  Shares     years    price    Shares     price
    ------------------------ --------- --------- -------- ---------  --------
          $0.00-2.50........ 2,086,918    2.4     $ 2.25  2,086,918   $ 2.25
          $2.51-5.00........   506,387     .8       2.94    506,387     2.94
          $5.01-7.50........   142,724    3.2       5.84    142,724     5.84
          $7.51-10.00....... 3,192,051    5.0       9.77  2,741,051     9.75
          $10.01-12.50......   296,213    6.5      12.17    250,713    12.50
          $12.51-15.00......   970,005    8.6      14.51    118,723    14.50
          $15.01-17.50......   175,000    9.3      17.29         --       --
          $17.51-20.00......    14,000    9.3      18.43         --       --
          $20.01-22.50......    30,145    2.2      20.09         --       --
          $22.51-25.00......    64,565    8.6      25.00      6,911    25.00
                             ---------                    ---------
                             7,478,008                    5,853,427
                             =========                    =========

   The weighted-average fair value at date of grant for options where the exercise price equals the market price of the stock on the grant date was $13.35 and $25.00 per option during 2002 and 2001, respectively.

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Hanover's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. Hanover did not grant any stock options in 2000. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                      2002     2001   2000
                                    -------  -------  ----
                     Expected life. 6 years  6 years  N/A
                     Interest rate.     4.4%     4.0% N/A
                     Volatility....    39.3%    35.4% N/A
                     Dividend yield       0%       0% N/A

   See Note 1 for stock based compensation proforma impact on net income.

16.  Benefit Plans

   The Hanover Companies Retirement Savings Plan, which was established by Hanover pursuant to Section 401(k) of the United States Internal Revenue Code of 1986, as amended, provides for optional employee contributions up to the IRS limitation and discretionary employer matching contributions. The Company recorded matching contributions of $1,472,000, $1,062,000, and $594,000 during the years ended December 31, 2002, 2001 and 2000, respectively.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


17.  Related Party and Certain Other Transactions

Transactions with GKH Entities

   Hanover and GKH Partners, L.P. ("GKH"), a major stockholder of Hanover, are parties to a stockholders agreement that provides, among other things, for GKH Investments, L.P.'s rights of visitation and inspection and Hanover's obligation to provide Rule 144A information to prospective transferees of the Common Stock.

   Hanover, GKH and other stockholders (collectively, the "Holders") who, as of December 31, 2002, together beneficially own approximately 11% of the outstanding Hanover common stock, are parties to a Third Amended Registration Rights Agreement dated December 5, 1995 (the "GKH Rights Agreement"). The GKH Rights Agreement generally provides that if Hanover proposes to register shares of its capital stock or any other securities under the Securities Act of 1933, then upon the request of those Holders owning in the aggregate at least 2.5% of Hanover common stock (the "Registrable Securities") then held by all of the Holders, Hanover will use its reasonable best efforts to cause the Registrable Securities so requested by the Holders to be included in the applicable registration statement, subject to underwriters' cutbacks. Hanover is required to pay all registration expenses in connection with registrations of Registrable Securities effected pursuant to the GKH Rights Agreement.

   William S. Goldberg, who was at the time a Managing Director of GKH Partners, acted as Chief Financial Officer of Hanover and the Company during 2001 and into 2002 and served as Vice Chairman of Hanover's Board beginning in February 2002. Mr. Goldberg resigned as Chief Financial Officer in February 2002 and resigned as Vice Chairman of Hanover's Board and as a member of the Board in August 2002. Mr. Goldberg did not receive cash remuneration from the Company. The Company did reimburse GKH Partners for certain travel and related expenses incurred by Mr. Goldberg in connection with his efforts on the Company's behalf.

   GKH has advised Hanover that it is in the process of dissolving and "winding up" its affairs. On November 12, 2002, GKH informed Hanover that GKH has advised its limited partners that it is extending the wind-up process of the partnership for an additional twelve months from January 25, 2003 until January 25, 2004. On December 3, 2002, GKH, as nominee for GKH Private Limited, and GKH Investments, L.P. made a partial distribution of 10,000,000 shares of Hanover common stock out of a total of 18,274,795 shares held by GKH to its limited and general partners. As part of the wind-up process, GKH may liquidate or distribute substantially all of its assets, including the remaining shares of Hanover common stock owned by GKH, to its partners.

   In August 2001, HCLP paid a $4,650,000 fee to GKH as payment for services rendered in connection with HCLP's acquisition of POI and related assets. Pursuant to an agreement with GKH which provides for compensation to GKH for services, HCLP paid a management fee of $45,000 per month from November 2001 until terminated February 2002.

   HCLP leases certain compression equipment to an affiliate of Cockrell Oil and Gas, LP, which was owned 50% by GKH until January 2001. The lease is on a month-to-month basis. For the years ended 2001 and 2000, approximately $76,000 and $228,540 respectively, was billed under the lease.

Transactions with Schlumberger Entities

   In August 2001, the Company acquired Production Operators Corporation and related assets (the "POI Acquisition") from the Schlumberger Companies (as defined below). Schlumberger Limited (Schlumberger Limited and the Schlumberger Companies, collectively are referred to as "Schlumberger") owns, directly or

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000

indirectly, all of the equity of the Schlumberger Companies. Pursuant to the Lock-Up, Standstill and Registration Rights Agreement, dated as of August 31, 2001 (the "Schlumberger Rights Agreement"), between Schlumberger Technology Company, Camco International Inc., Schlumberger Surenco, S.A., Schlumberger Oilfield Holdings Limited, Operational Services, Inc. (collectively, the "Schlumberger Companies") and Hanover, Hanover granted to each of the Schlumberger Companies certain registration rights in connection with shares of the Hanover common stock received by the Schlumberger Companies as consideration in the POI acquisition (the "Hanover Stock"). The registration rights granted to the Schlumberger Companies include (i) the right, subject to certain restrictions, to register the Hanover Stock in any registration of securities initiated by Hanover within the period of time beginning on the third anniversary of the date of the Schlumberger Rights Agreement and ending on the tenth anniversary of the date of the Schlumberger Rights Agreement (such period of time, the "Registration Period"), and (ii) the right, subject to certain restrictions, to demand up to five registrations of the Hanover Stock within the Registration Period. Hanover is required to pay all registration expenses in connection with registrations of Hanover Stock pursuant to the Schlumberger Rights Agreement. For a period of three years from the date of the Schlumberger Rights Agreement, the Schlumberger Companies are prohibited from, directly or indirectly, selling or contracting to sell any of the Hanover Stock. The Schlumberger Rights Agreement also provides that none of the Schlumberger Companies shall, without Hanover's written consent, (i) acquire or propose to acquire, directly or indirectly, greater than twenty-five percent (25%) of the shares of Hanover common stock, (ii) make any public announcement with respect to, or submit a proposal for, any extraordinary transaction involving Hanover, (iii) form or join in any group with respect to the matters set forth in (i) above, or (iv) enter into discussions or arrangements with any third party with respect to the matters set forth in (i) above.

   Schlumberger has the right under the POI purchase agreement, so long as Schlumberger owns at least 5% of Hanover's common stock and subject to certain restrictions, to nominate one representative to sit on Hanover's Board of Directors. In August 2001, Schlumberger designated Mr. Rene Huck, a Vice President of Schlumberger Ltd., as a nominee to serve on Hanover's Board of Directors. Schlumberger has advised Hanover that it will not designate a nominee for 2003 and thus Mr. Huck will not stand for re-election. For the years ended December 31, 2002, 2001 and 2000, HCLP generated revenues of approximately $6,034,000, $1,379,000 and $918,000 in business dealings with Schlumberger. In addition, HCLP made purchases of equipment and services of approximately $7,599,000 from Schlumberger during 2002.

   As part of the purchase agreement entered into with respect to the POI Acquisition, Hanover was required to make a payment of up to $58,000,000 plus interest from the proceeds of and due upon the completion of a financing of PIGAP II, a South American joint venture acquired by HCLP from Schlumberger. (See Note 8.) Because the joint venture failed to execute the financing on or before December 31, 2002, Hanover had the right to put the Company's interest in the joint venture back to Schlumberger in exchange for a return of the purchase price allocated to the joint venture, plus the net amount of any capital contributions by the Company to the joint venture. See Note 23 for a discussion of subsequent events related to Hanover's right to put our interest in PIGAP II back to Schlumberger.

   In connection with the POI Acquisition, Hanover issued a $150,000,000 subordinated acquisition note to Schlumberger which matures December 15, 2005. Interest on the subordinated acquisition note accrues and is payable-in-kind at the rate of 8.5% annually for the first six months after issuance and periodically increases in increments of 1% to 2% per annum to a maximum interest rate 42 months after issuance of 15.5%. In the event of an event of default under the subordinated acquisition note, interest will accrue at a rate of 2% above the then applicable rate. The subordinated acquisition note is subordinated to all of Hanover's indebtedness other than certain indebtedness to fund future acquisitions. In the event that Hanover completes an offering of equity

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000

securities, Hanover is required to apply the proceeds of the offering to repay amounts outstanding under the subordinated acquisition note as long as no default exists or would exist under Hanover's other indebtedness as a result of such payment. As discussed in Note 11, in connection with Hanover's issuance of the subordinated acquisition note, HCLP entered into a $150,000,000 obligation payable to its general partner which has the same general terms as the note between Hanover and Schlumberger.

   In August 2001, the Company entered into a five-year strategic alliance with Schlumberger intended to result in the active support of Schlumberger in fulfilling certain of our business objectives. The principal components of the strategic alliance include (1) establishing the Company as Schlumberger's most favored supplier of compression, natural gas treatment and gas processing equipment worldwide, (2) Schlumberger's coordination and cooperation in further developing the Company's international business by placing HCLP personnel in Schlumberger's offices in six top international markets and (3) providing the Company with access to consulting advice and technical assistance in enhancing its field automation capabilities.

Transactions with General Partner and Hanover

   The Company is a party to an Intercompany Services Agreement dated as of December 9, 1999 between the Company and Hanover. The agreement provides that Hanover will provide services to the Company, such as access to capital and/or financing, provision of guarantees and other services as, when and if, requested by the Company and agreed to by Hanover. In consideration of this agreement, the Company has agreed to reimburse all third-party expenses incurred by Hanover of whatever kind or character relating to the services provided by Hanover under the agreement, except for certain excluded expenses. In addition, the agreement provides that Company will provide operational and administrative services to Hanover as, when and if, requested by Hanover and agreed to by the Company. In consideration of this agreement, Hanover has agreed to pay to the Company a quarterly fee of $10,000. The agreement terminates on the date of the earlier to occur of (i) the Company shall cease to be a direct or indirect wholly owned subsidiary of Hanover or (ii) 5 days after either party gives notice to the other of its desire to terminate the agreement.

   The Company has also issued a promissory note dated as of August 31, 2001, to its general partner (the "General Partner Note"). Under the General Partner Note, the Company unconditionally promises to pay to the order of its general partner (a) such amounts as are equal to the amounts which are due by Hanover to Camco International, Inc. ("Camco") under that certain Subordinated Promissory Note, dated August 31, 2001 in the original principal amount of $150,000,000, and (b) that certain $58 million contingent obligation of Hanover under 1.2(a)(ii) and 1.7(d) of the Purchase Agreement, dated June 28, 2001, among Schlumberger Technology Corporation, Camco, Schlumberger Surenco S.A., Schlumberger Oilfield Holdings Ltd., Hanover and HCLP, as amended by that certain Amendment No. 1 to Purchase Agreement, dated as of August 30, 2001. The amounts in (a) and (b) are due at the same time or times as the corresponding amounts are due by Hanover. HCLP's general partner has also entered into a promissory note in favor of Hanover which mirrors the obligations under the General Partner Note.

Other Related Party Transactions

   In January 2002, HCLP advanced cash of $100,000 to Robert O. Pierce, Senior Vice President - Manufacturing and Procurement, in return for a promissory note. The note bore interest at 4.0%, matured on September 30, 2002, and was unsecured. On September 18, 2002, Hanover's Board of Directors approved the purchase of 30,054 shares of Hanover common stock from Mr. Pierce at $9.60 per share for a total of $288,500. The price per share was determined by reference to the closing price quoted on the New York Stock Exchange on

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000

September 18, 2002. Hanover's Board of Directors determined to purchase the shares from Mr. Pierce because it was necessary for him to sell shares to repay his loan with the Company as well as another outstanding loan. The loans matured during a blackout period under our insider trading policy and therefore Mr. Pierce could not sell shares of Hanover stock in the open market to repay the loans. Mr. Pierce's loan from the Company was repaid in full in September 2002.

   During 2001, the Company sold equipment totaling approximately $12,004,000 to an affiliate of Enron Capital and Trade Resources Corp. During 2001, the Company learned that Enron had sold its investment in the Company's stock and thus is no longer a related party to the Company.

   In exchange for notes, HCLP has loaned approximately $8,922,000 to employees, some of who were subject to margin calls, which together with accrued interest were outstanding as of December 31, 2002. In December 2002, HCLP eliminated the practice of extending loans to employees and executive officers and there are no loans outstanding with any current executive officer of the Company. Due to the decline in Hanover's stock price and other collectibility concerns, the Company has recorded a charge in other expense to reserve $6,021,000 for non-executive officer loans.

   Ted Collins, Jr., a Director of Hanover owns 100% of Azalea Partners, which in turn owns 13% of Energy Transfer Group, LLC ("ETG"). The Company owns a 10% interest in ETG and ETG owns a 1% interest in Energy Transfer Hanover Ventures, LP, ("Energy Ventures") a subsidiary of the Company. The Company advanced working capital to ETG in 2002, for certain costs incurred by ETG for the performance of services relating to Energy Ventures' power generation business. During the fiscal year ended December 31, 2002, the largest aggregate amount advanced under this arrangement was $400,000. The advances do not bear interest. At December 31, 2002, the Company had $400,000 in advances outstanding to ETG. In 2002, ETG billed the Company $1,899,000 for services rendered to reimburse ETG for expenses incurred on behalf of Energy Ventures during the year. In 2002, the Company recorded sales of approximately $470,000 related to equipment leases and parts sales to ETG.

   In connection with the restatements announced by Hanover in 2002, certain of Hanover's officers and directors have been named as defendants in putative stockholder class actions, stockholder derivative actions and have been involved with the investigation being conducted by the Staff of the Securities and Exchange Commission. Pursuant to the indemnification provisions of Hanover's articles of incorporation and bylaws, the Company has advanced legal fees to certain employees, officers and directors involved in these proceedings. In this connection, expenses incurred on behalf of indemnified officers and directors during 2002 total $1,085,000. Of this amount $392,000 was incurred on behalf of a former officer and director, William S. Goldberg; $461,000 was incurred on behalf of former officers Michael J. McGhan, Charles
D. Erwin and Joe C. Bradford; $149,000 was incurred on behalf of directors Ted Collins, Jr., Robert R. Furgason, Rene Huck, Melvyn N. Klein, Michael A. O'Connor, and Alvin V. Shoemaker, who were serving during 2001; and $83,000 was incurred on behalf of directors I. Jon Brumley, Victor E. Grijalva, and Gordon
T. Hall.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


Transactions with Former Executive Officers

   Michael J. McGhan. Mr. McGhan served as Chief Executive Officer and President of Hanover since October 1991 and served as a director of Hanover since March 1992. Mr. McGhan also served as an officer and director of certain Hanover subsidiaries during his tenure. Mr. McGhan resigned from all positions held with Hanover and HCLP (collectively, "HCC") on August 1, 2002. In 2001, the Company advanced cash of $2,200,000 to Mr. McGhan, in return for promissory notes. The notes bear interest at 4.88%, mature on April 11, 2006, and are collateralized by personal real estate and Hanover common stock with full recourse. 411,914 shares of Hanover common stock owned by Mr. McGhan are held secured as collateral for this $2,200,000 loan. In January 2002, the Company advanced additional cash of $400,000 to Mr. McGhan in return for a promissory note. The note bore interest at 4.0% and was repaid in full in September 2002. Set forth below is information concerning the indebtedness of Mr. McGhan to HCLP as of December 31, 2002, 2001, and 2000.

                                         Largest     Weighted
                         Aggregate    Note Principal  Average
                       Note Principal     Amount      Rate of
                           Amount      Outstanding   Interest
                        Outstanding    during each   at Period
                  Year at Period End      Period        End
                  ---- -------------- -------------- ---------
                  2002   $2,200,000     $2,600,000     4.88%
                  2001   $2,200,000     $2,200,000     4.88%
                  2000   $       --     $       --       --

   On July 29, 2002, Hanover purchased 147,322 shares of common stock from Mr. McGhan for $8.96 per share for a total of $1,320,000. The price per share was determined by reference to the closing price quoted on the New York Stock Exchange on July 29, 2002. The Board of Directors determined to purchase the shares from Mr. McGhan because he was subject to a margin call during a blackout period under the Hanover insider trading policy, and therefore, could not sell such shares to the public to cover the margin call without being in violation of the policy.

   On August 1, 2002, HCC entered into a Separation Agreement with Mr. McGhan. The agreement sets forth a mutual agreement to sever the relationships between Mr. McGhan and HCC, including the employment relationships of Mr. McGhan with Hanover and its affiliates. In the agreement, the parties also documented their understandings with respect to: (i) the posting of additional collateral by Mr. McGhan to secure repayment of loans owed by Mr. McGhan to Hanover and its affiliates; and (ii) certain waivers and releases by Mr. McGhan. In the agreement, Mr. McGhan made certain representations as to the status of the outstanding loans payable by Mr. McGhan to HCLP, the documentation for the loans and the enforceability of his obligations under the loan documents. The loans were not modified and must be repaid in accordance with their original terms. In addition, the agreement provided that Mr. McGhan may exercise his vested stock options pursuant to the post-termination exercise periods set forth in the applicable plan. Since the date of the agreement, Mr. McGhan has exercised all such vested stock options and the net shares from such exercise have been posted as collateral for his outstanding indebtedness to the Company. In addition, Mr. McGhan agreed, among other things, not to compete with HCC and not to solicit HCC employees or customers under terms described in the agreement for a period of twenty-four months after the effective date of the agreement. In consideration for this non-compete/non-solicitation agreement, HCC agreed to pay Mr. McGhan $33,333 per month for a period of eighteen months after the effective date of the agreement.

   Charles D. Erwin. Mr. Erwin served as Chief Operating Officer of Hanover since April 2001 and served as Senior Vice President--Sales and Marketing since May 2000. Mr. Erwin resigned from these positions on August 2, 2002. In 2000, the Company advanced $824,087 to Mr. Erwin in return for a promissory note. In 2002

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000

and 2001, according to the terms of the original note, the Company recorded compensation expense and forgave $207,382 and $145,118 of such indebtedness (which included $42,565 and $62,709 of accrued interest), respectively. The balance of the loan was repaid in full by Mr. Erwin in December 2002. Set forth below is information concerning the indebtedness of Mr. Erwin to HCLP as of December 31, 2001, 2001 and 2000:

                           Aggregate    Largest
                             Note        Note     Weighted
                           Principal   Principal   Average
                            Amount      Amount     Rate of
                          Outstanding Outstanding Interest
                           at Period  during each at Period
                     Year     End       Period       End
                     ---- ----------- ----------- ---------
                     2002  $     --    $631,800      4.3%
                     2001  $631,800    $769,148      4.8%
                     2000  $769,148    $824,087      9.5%

   On August 2, 2002, HCC entered into a Separation Agreement with Mr. Erwin. The agreement sets forth a mutual agreement to sever the relationships between Mr. Erwin and HCC, including the employment relationships of Mr. Erwin with Hanover and its affiliates. In the agreement, the parties also documented their understandings with respect to: (i) the posting of additional collateral by Mr. Erwin to secure repayment of an outstanding loan owed by Mr. Erwin to Hanover and its affiliates; (ii) certain waivers and releases by Mr. Erwin; and (iii) the payment of a reasonable and customary finders fee for certain proposals brought to HCC's attention by Mr. Erwin during the twenty-four month period after the effective date of the agreement. In the agreement, Mr. Erwin has made certain representations as to the status of an outstanding loan payable by Mr. Erwin to HCLP, the documentation for the loan and the enforceability of the his obligations under the loan documents. The loan was not modified and as noted above this note was repaid in full in December 2002. In addition, the agreement provides that Mr. Erwin may exercise his vested stock options pursuant to the post-termination exercise periods set forth in the applicable plan. Since the date of the agreement, Mr. Erwin has exercised all such vested stock options. Mr. Erwin's non-vested stock options were forfeited as of August 2, 2002. In addition, Mr. Erwin agreed, among other things, not to compete with HCC and not to solicit HCC employees or customers under terms described in the agreement for a period of twenty-four months after the effective date of the agreement. In consideration for this non-compete/non-solicitation agreement, HCC agreed to pay Mr. Erwin $20,611 per month for a period of eighteen months after the effective date of the agreement.

   Joe C. Bradford. In August 2002, Hanover's Board of Directors did not reappoint Mr. Bradford to the position of Senior Vice President--Worldwide Operations Development, which he held since May 2000. On September 27, 2002, Mr. Bradford resigned his employment with HCLP. In 2000, the Company advanced $764,961 to Mr. Bradford in return for a promissory note that matures in June 2004. In 2002 and 2001, according to the terms of the note, the Company recorded compensation expense and forgave $192,504 and $134,706 of such indebtedness (which included $39,512 and $58,210 of accrued interest), respectively. Set forth below is information concerning the indebtedness of Mr. Bradford to HCLP as of December 31, 2002, 2001 and 2000:

                           Aggregate    Largest
                             Note        Note     Weighted
                           Principal   Principal   Average
                            Amount      Amount     Rate of
                          Outstanding Outstanding Interest
                           at Period  during each at Period
                     Year     End       Period       End
                     ---- ----------- ----------- ---------
                     2002  $535,473    $579,845      4.3%
                     2001  $579,845    $706,022      4.8%
                     2000  $706,022    $764,961      9.5%

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000

18.  Commitments and Contingencies

   Rent expense, excluding lease payments for the leasing transactions described in Note 12, for 2002, 2001 and 2000 was approximately $4,142,000, $4,008,000, and $2,159,000 respectively. Commitments for future minimum rental payments exclusive of those disclosed in Note 12 under noncancelable operating leases with terms in excess of one year at December 31, 2002 are (in thousands): 2003--$4,947; 2004--$4,000; 2005--$2,617; 2006--$590; 2007--$94 and
$131 thereafter.

   HCLP has issued the following guarantees which are not recorded on the Company's Consolidated Balance Sheet:

                                                               Maximum Potential
                                                                 Undiscounted
                                                                Payments as of
                                                       Term    December 31, 2002
                         -                           --------- -----------------
                                                                (in thousands)
Other
Leased compression equipment residual value......... 2004-2011       881,299
Performance guarantees through letters of credit (1) 2003-2007        14,635
Standby letters of credit........................... 2003-2004        42,035
Bid bonds and performance bonds (1)................. 2003-2007        72,341
                                                                  ----------
                                                                  $1,010,310
                                                                  ==========

--------
   (1) The Company has issued guarantees to third parties to ensure performance of its obligations some of which may be fulfilled by third parties.

Hanover has guaranteed the amount of debt listed below which is a percentage of the debt of these non-consolidated affiliates equal to our ownership percentage in such affiliate. (See Note 8).

                                                        Maximum Potential
                                                          Undiscounted
                                                         Payments as of
                                                   Term December 31, 2002
                           -                       ---- -----------------
                                                         (in thousands)
      Indebtedness of non-consolidated affiliates:
         Simco/Harwat Consortium.................. 2003        $13,188
         El Furrial............................... 2013         43,512

   As part of the POI acquisition, as of December 31, 2002 Hanover was required to pay up to $58.0 million to Schlumberger from the proceeds of the financing of PIGAP II, a South American joint venture, a minority interest of which was acquired by HCLP in the acquisition of POI. Because the joint venture failed to execute the financing on or before December 31, 2002, Hanover had the right to put its interest in the joint venture back to Schlumberger in exchange for a return of the purchase price allocated to the joint venture, plus the net amount of any capital contributions by HCLP to the joint venture. HCLP entered into an intercompany obligation payable to its general partner which has the same terms as Hanover's $58,000,000 obligation to Schlumberger. See Note 23 for a discussion of subsequent events related to Hanover's right to put our interest in PIGAP II back to Schlumberger and restructuring of $58,000,000 obligation. At December 31, 2002, the Company expected the $58,000,000 obligation together with accrued interest to be paid in 2003. The purchase price is also subject to a contingent payment by HCLP to Schlumberger based on the realization of certain tax benefits by HCLP over the next 15 years.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


   Commencing in February 2002, approximately 15 putative securities class action lawsuits were filed against Hanover and certain of Hanover's current and former officers and directors in the United States District Court for the Southern District of Texas. These class actions were consolidated into one case, Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust, On Behalf of Itself and All Others Similarly Situated, Civil Action No. H-02-0410, naming as defendants Hanover, Mr. Michael J. McGhan, Mr. William S. Goldberg and Mr. Michael A. O'Connor. The complaints asserted various claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and sought unspecified amounts of compensatory damages, interest and costs, including legal fees. The court entered an order appointing Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust and others as lead plaintiffs on January 7, 2003 and appointed Milberg, Weiss, Bershad, Hynes & Lerach LLP as lead counsel.

   On January 24, 2003, Plumbers & Steamfitters, Local 137 Pension Fund and John Petti filed a putative securities class action against PricewaterhouseCoopers LLP, which is Hanover's and HCLP's auditor. The alleged class was all persons who purchased the equity or debt securities of Hanover from March 8, 2000 through and including October 23, 2002. On February 13, 2003, the court consolidated this action with Civil Action No. H-02-0410 described above.

   Commencing in February 2002, four derivative lawsuits were filed in the United States District Court for the Southern District of Texas, two derivative lawsuits were filed in state district court for Harris County, Texas (one of which was nonsuited and the second of which was removed to Federal District Court for the Southern District of Texas) and one derivative lawsuit was filed in the Court of Chancery for the State of Delaware in and for New Castle County. These derivative lawsuits, which were filed by certain of Hanover's shareholders purportedly on behalf of Hanover, alleged, among other things, that Hanover's directors breached their fiduciary duties to shareholders and sought unspecified amounts of damages, interest and costs, including legal fees. The derivative actions in the United States District Court for the Southern District of Texas were consolidated on August 19 and August 26, 2002. With that consolidation, the currently pending derivative lawsuits are:

                                                                          Civil
                                                                          Action                                   Date
        Plaintiff                           Defendants                     No.                Court             Instituted
        ---------          --------------------------------------------- --------- ---------------------------- ----------
Harbor Finance Partners,   Michael J. McGhan, William S. Goldberg, Ted   H-02-0761 United States District Court  03/01/02
Derivatively on behalf of  Collins, Jr., Robert R. Furgason, Melvyn N.             for the Southern District of
Hanover Compressor Company Klein, Michael A. O'Connor, and Alvin V.                Texas
                           Shoemaker, Defendants and Hanover
                           Compressor Company, Nominal Defendant

Coffelt Family,            Michael A. O'Connor, Michael J. McGhan,       19410-NC  Court of Chancery for the     02/15/02
LLC, derivatively on       William S. Goldberg, Ted Collins, Jr., Melvyn           State of Delaware State
behalf of Hanover          N. Klein, Alvin V. Shoemaker, and Robert R.             Court in New Castle County
Compressor Company         Furgason, Defendants and Hanover
                           Compressor Company, Nominal Defendant

   Motions are currently pending for appointment of lead counsel in the consolidated derivative actions in the Southern District of Texas.

   On and after March 26, 2003, three plaintiffs filed separate putative class actions collectively against Hanover, Michael McGhan, Michael O'Connor, William Goldberg and Chad Deaton (and other purportedly unknown defendants) in the United States District Court for the Southern District of Texas. The alleged class is comprised of persons who participated in or were beneficiaries of The Hanover Companies Retirement and Savings Plan, which was established by Hanover pursuant to Section 401(k) of the United States Internal

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000

Revenue Code of 1986, as amended. The purported class action seeks relief under the Employee Retirement Income Security Act (ERISA) based upon Hanover's and the individual defendants' alleged mishandling of Hanover's 401(k) Plan. The three ERISA putative class actions are entitled: Kirkley v. Hanover, Case No. H-03-1155; Angleopoulos v. Hanover, Case No. H-03-1064; and Freeman v. Hanover, Case No. H-03-1095.

   On May 12, 2003, Hanover reached agreement, subject to court approval, to settle the securities class actions, the ERISA class actions and the shareholder derivative actions described above. The terms of the proposed settlement provide for Hanover to: (i) make a cash payment of approximately $30 million (of which $26.7 million is to be funded by payments from Hanover's directors and officers insurance carriers), (ii) issue 2.5 million shares of common stock, and (iii) issue a contingent note with a principal amount of $6.7 million. The note is payable, together with accrued interest, on March 31, 2007 but can be extinguished (with no monies owing under it) if Hanover's common stock trades at or above the average price of $12.25 for 15 consecutive days at any time between March 31, 2004 and March 31, 2007. As part of the settlement, Hanover has also agreed to implement corporate governance enhancements, including allowing large shareholders to participate in the process to appoint two independent directors to Hanover's Board. Hanover's and HCLP's independent accountants, PricewaterhouseCoopers LLP, is not a party to the settlement and will continue to be a defendant in the consolidated securities class action.

   GKH Investments, L.P., and GKH Private Limited (collectively "GKH") which together own approximately ten percent of Hanover's outstanding common stock and which sold shares in Hanover's March 2001 secondary offering of common stock are parties to the proposed settlement and have agreed to settle claims against them that arise out of that offering as well as other potential securities, ERISA, and derivative claims. The terms of the proposed settlement provide for GKH to transfer 2.5 million shares of common stock from their holdings or from other sources.

   On May 13, 2003, Hanover moved to consolidate all of the ERISA actions and the consolidated shareholder derivative action into the consolidated securities class action. In addition, Hanover, and the other defendants in the actions, together with the plaintiffs that entered into the settlement filed a motion in the consolidated securities action pursuant to which the parties have agreed to seek preliminary approval of the court for the settlement by September 29, 2003. The settlement is subject to court approval and could be the subject of an objection by shareholders as well as from plaintiff's counsel to Harbor Finance in the shareholder derivative matter and plaintiffs' counsel in the Angleopoulos (H-03-1064) and the Freeman (H-03-1095) ERISA matters who were not signatories to the agreement reached among the remaining parties.

   On November 14, 2002, the Securities and Exchange Commission issued a Formal Order of Private Investigation relating to the matters involved in the restatements of Hanover's financial statements. Hanover is cooperating fully with the Fort Worth District Office staff of the Securities and Exchange Commission. It is too soon to determine whether the outcome of this investigation will have a material adverse effect on our business, consolidated financial condition, results of operations or cash flows.

   As of March 31, 2003, HCLP had incurred approximately $9.7 million in legal related expenses in connection with the internal investigations, Hanover's putative class action securities lawsuits, the derivative lawsuit and the Securities and Exchange Commission investigation. Of this amount, we incurred approximately $1.2 million on behalf of officers and directors in connection with the above-named proceedings. Hanover intends to pay the litigation costs of its officers and directors, subject to the limitations imposed by Delaware and other applicable law and Hanover's certificate of incorporation and bylaws. In addition to the cash portion of the settlement not covered by insurance, Hanover expects to incur approximately $6.9 million in additional legal fees and administrative expenses in connection with the settlement of the securities-related litigation. We may have to fund the net cash portion of the settlement through advances or distributions of capital to Hanover. However, costs incurred after March 31, 2003, in connection with the securities-related litigation and settlement thereof will be at Hanover's expense.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


   In the ordinary course of business we are involved in various other pending or threatened legal actions, including environmental matters. While management is unable to predict the ultimate outcome of these actions, it believes that any ultimate liability arising from these actions will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

19.  Accounting for Derivatives

   We adopted SFAS 133, as amended by SFAS 137 and SFAS 138, effective January 1, 2001. SFAS 133 requires that all derivative instruments (including certain derivative instruments embedded in other contracts) be recognized in the balance sheet at fair value, and that changes in such fair values be recognized in earnings unless specific hedging criteria are met. Changes in the values of derivatives that meet these hedging criteria will ultimately offset related earnings effects of the hedged item pending recognition in earnings. Prior to 2001, we entered into two interest rate swaps which were outstanding at December 31, 2002 with notional amounts of $75,000,000 and $125,000,000 and strike rates of 5.51% and 5.56%, respectively. These swaps were to expire in July 2001; however, they were extended for an additional two years at the option of the counterparty and now expire in July 2003. The difference paid or received on the swap transactions is recorded as an accrued lease liability and is recognized in leasing expense. On January 1, 2001, in accordance with the transition provisions of SFAS 133, we recorded a loss resulting from the cumulative effect of an accounting change in the statement of operations of approximately $164,000, net of tax benefit of $89,000. During the year ended December 31, 2002 and 2001, we recognized an unrealized gain of approximately $3,245,000 and an additional unrealized loss of approximately $7,596,000, respectively, related to the change in the fair value of these interest rate swaps in the statement of operations because these swaps did not meet the specific hedge criteria as a result of the counterparty's option to extend the interest rate swaps. Further, management decided not to designate the interest rate swaps as hedges at the time they were extended by the counterparty. At December 31, 2002, we recorded approximately $4,606,000 in accrued liabilities with respect to the fair value adjustment related to these interest rate swaps. The fair value of these interest rate swaps will fluctuate with changes in interest rates over their remaining terms and the fluctuations will be recorded in the statement of income.

   During the second quarter of 2001, we entered into three additional interest rate swaps to convert variable lease payments under certain lease arrangements to fixed payments as follows:

          Lease                  Maturity Date               Strike Rate              Notional Amount
          -----                  -------------               -----------              ---------------
       March 2000                   3/11/05                    5.2550%                 $100,000,000
       August 2000                  3/11/05                    5.2725%                 $100,000,000
      October 2000                 10/26/05                    5.3975%                 $100,000,000

   These three swaps, which we have designated as cash flow hedging instruments, meet the specific hedge criteria and any changes in their fair values have been recognized in other comprehensive income. During the year ended December 31, 2002 and 2001, we recorded a loss of approximately $13,640,000 and $9,343,000 million, respectively, net of tax of $4,774,000 and $3,270,000 with respect to these three swaps, in other comprehensive income. As of December 31, 2002, a total of approximately $11,476,000 was recorded in accrued current liabilities and approximately $11,507,000 in other long-term liabilities with respect to the fair value adjustment related to these three swaps.

   The counterparties to the interest rate swap agreements are major international financial institutions. We continually monitor the credit quality of these financial institutions and do not expect non-performance by any counterparty, although such non-performance could have a material adverse effect on us.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


20.  New Accounting Pronouncements

   In June 2001, the FASB issued SFAS 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets ("SFAS 143"). SFAS 143 establishes the accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. This statement is effective for HCLP on January 1, 2003. The Company is currently assessing the new standard and does not believe it will have a material impact on its consolidated results of operations, cash flows or financial position.

   In August 2001, the FASB issued SFAS 144. The new rules supersede SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121"). The new rules retain many of the fundamental recognition and measurement provisions of SFAS 121, but significantly change the criteria for classifying an asset as held-for-sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company has adopted the new standard, which had no material effect on its consolidated results of operations, cash flows or financial position.

   In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). The Statement updates, clarifies and simplifies existing accounting pronouncements. Provisions of SFAS 145 related to the rescission of Statement 4 are effective for us on January 1, 2003. The provisions of SFAS 145 related to SFAS 13 are effective for transactions occurring after May 15, 2002. The Company has adopted the provisions of the new standard related to SFAS 13, which had no material effect on its consolidated results of operations, cash flows or financial position.

   In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"), which addresses accounting for restructuring and similar costs. SFAS 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue ("EITF") No. 94-3. We will adopt the provision of SFAS 146 for restructuring activities initiated after December 31, 2002. SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of the commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

   In November 2002, the EITF reached a consensus on Issue No. 00-21 (EITF 00-21), Revenue Arrangements with Multiple Deliverables. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 will be effective for interim periods beginning after June 15, 2003. The Company is currently evaluating the impact of adoption of EITF 00-21 on its financial position and results of operations.

   In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The Company has adopted the disclosure provisions which are included within these financials and is currently evaluating the impact of adoption of the recognition and measurement provisions of FIN 45 on its financial position and results of operations.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


   In December 2002, the FASB issued Statement of SFAS 148, Accounting for Stock-Based Compensation--Transition and Disclosure ("SFAS 148"). SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation ("SFAS 123"), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company has adopted the disclosure provisions which are included within these financials and is currently evaluating the impact of adoption of SFAS 148 on its financial position and results of operations.

   In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51". The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 will require us to include in our consolidated financial statements the special purpose entities that lease compression equipment to us beginning in July 2003. If these special purpose entities had been consolidated in HCLP's financial statements as of December 31, 2002, HCLP would add approximately $1,031,000,000 in compressor equipment and approximately $1,140,000,000 in debt to its balance sheet and reverse $109,000,000 of deferred gains that were recorded on its balance sheet as a result of the sale and leaseback transactions. In addition, HCLP would record depreciation expense on the compression equipment for prior periods (net of tax) as part of the cumulative effect of the adoption of FIN 46 and would record depreciation expense in future periods. The Company is currently evaluating the impact of recording depreciation for prior periods. After the adoption of FIN 46, the Company estimates that it will record approximately $20,000,000 per year in additional depreciation expense on its leased compression equipment.

   In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of this Statement will be applied prospectively. We are currently evaluating the impact of adoption of SFAS 149 on our financial position and results of operations.

   In May 2003, the FASB has issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). The Statement changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the interim period beginning after June 15, 2003. We are currently evaluating the impact of adoption of SFAS 150 on our financial position and results of operations.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


21.  April 2002 Restatement

   In conjunction with a review of our joint ventures and other transactions conducted by counsel under the direction of Hanover's Audit Committee in early 2002, the Company determined to restate its financial statements for the year ended December 31, 2000. See Note 22 for information regarding the further restatement of the 2000 consolidated financial statements.

   The transactions involved in the April 2002 restatement, which are detailed further below are: (i) the Cawthorne Channel project in Nigeria initially conducted through the Hampton Roads Shipping Investors II, L.L.C. joint venture; (ii) the acquisition of two compressors in a non-monetary exchange transaction; (iii) a compressor sale transaction; and (iv) the sale of a turbine engine. The impact of the restatement for the year ended December 31, 2000 is summarized below:

                                                          Cawthorne
                                                      Channel Project in Acquisitions of
                                                       Nigeria/Hampton     Compressors   Compressor  Sale of
                                                         Roads Joint     In Non-Monetary    Sale     Turbine
                                         As Filed (1)      Venture          Exchange     Transaction Engine   Restated (1)
                                         ------------ ------------------ --------------- ----------- -------  ------------
                                                                          (in thousands)
Revenues:
   Rentals..............................   $254,515        $     --          $    --      $     --   $    --    $254,515
   Parts, service and used equipment....    133,340              --               --       (12,004)   (7,500)    113,836
   Compressor fabrication...............     96,838          (6,568)              --            --        --      90,270
   Production and processing equipment
    fabrication.........................     88,572          (9,451)              --            --        --      79,121
   Gain on sale of other assets.........      5,743              --           (2,225)           --        --       3,518
   Gain on change in interest in non-
    consolidated affiliate..............        864              --               --            --        --         864
   Other................................      4,768              --               --            --        --       4,768
                                           --------        --------          -------      --------   -------    --------
      Total revenues....................    584,640         (16,019)          (2,225)      (12,004)   (7,500)    546,892
                                           --------        --------          -------      --------   -------    --------
Expenses:
   Rentals..............................     87,992              --               --            --        --      87,992
   Parts, service and used equipment....     94,106              --               --        (7,954)   (6,194)     79,958
   Compressor fabrication...............     81,996          (5,242)              --            --        --      76,754
   Production and processing equipment
    fabrication.........................     69,281          (6,597)              --            --        --      62,684
   Selling, general and administrative..     51,742              26               --            --        --      51,768
   Depreciation and amortization........     52,188              --               --            --        --      52,188
   Lease expense........................     45,484              --               --            --        --      45,484
   Interest expense.....................      8,467             212               --            --        --       8,679
                                           --------        --------          -------      --------   -------    --------
      Total expenses....................    491,256         (11,601)                        (7,954)   (6,194)    465,507
                                           --------        --------          -------      --------   -------    --------
   Income (loss) from continuing
    operations before income taxes......     93,384          (4,418)          (2,225)       (4,050)   (1,306)     81,385
   Provision for (benefit from) income
    taxes...............................     34,678          (1,644)            (827)       (1,507)     (486)     30,214
                                           --------        --------          -------      --------   -------    --------
Income (loss) from continuing
 operations.............................     58,706          (2,774)          (1,398)       (2,543)     (820)     51,171
   Income (loss) from discontinued
    operations..........................      3,993              --               --            --        --       3,993
                                           --------        --------          -------      --------   -------    --------
Net income (loss).......................   $ 62,699        $ (2,774)         $(1,398)     $ (2,543)  $  (820)   $ 55,164
                                           ========        ========          =======      ========   =======    ========

--------
(1) As reclassified for 2002 presentation, see Note 3 for a discussion of discontinued operations.

Cawthorne Channel Project in Nigeria/Hampton Roads Joint Venture

   Cawthorne Channel is a project to build, own and operate barge-mounted gas compression and gas processing facilities to be stationed in a Nigerian coastal waterway as part of the performance of a contract between Global Energy and Refining Ltd. ("Global") and Shell Petroleum Development Company of Nigeria

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000

Limited, the Nigerian operating unit of The Royal/Dutch Shell Group ("Shell"). The Company entered into a contract with Global in June 1999 to fabricate and lease facilities to Global to assist Global in fulfilling its obligations under its contract with Shell. Subsequently, the Company acquired 1,000,000 shares of preferred stock in Global in settlement of a $1.1 million debt owed by Global to the Company.

   In September 2000, the Company and an unrelated third party formed a joint venture known as Hampton Roads Shipping Investors II, L.L.C. ("Hampton Roads") which was to own the gas processing facilities and lease them to Global. The Company held a 25% interest in Hampton Roads, and the third party held the remaining 75% interest. The Company's initial capital contribution to Hampton Roads was $1,250,000 and the third party's initial capital contribution was $3,750,000. The Company entered into a turnkey construction contract with Hampton Roads to fabricate the barges for the Cawthorne Channel project for $51,000,000. The barges were to be used pursuant to a 10-year contract with Shell to commence September 30, 2001. During the first quarter of 2001, the scope of the project was reduced requiring less costly gas processing facilities of approximately $43,000,000 and the contract term was extended to 15 years with a projected start date of September 2003. Since the lease had not started yet, the Company recorded no income attributable to its equity ownership in the venture.

   The Company accounted for the work performed under the turnkey construction contract using the percentage of completion method of accounting, and recorded 75% of the revenue and net income, based on the third party's ownership share of Hampton Roads. Based upon the discovery of a commitment by the Company to loan Hampton Roads up to $43,500,000 for the purpose of paying the balance of the turnkey construction contract and a guarantee by the Company to refund the capital contributed by the third party should certain conditions not be met, the Company concluded that it had retained substantial risk of ownership with respect to the third party's interest. Accordingly, the Company determined to treat the project as if the Company had owned 100% of the project from its inception and reversed the revenue and net income previously recognized.

   In February 2002, the Company purchased the 75% interest in Hampton Roads that it did not own. The Company now owns 100% of the venture and will recognize the rental revenues pursuant to its contract with Global once startup begins.

Acquisition of Compressors In Non-Monetary Exchange

   In the third quarter of 2000, the Company acquired two compressors in a non-monetary exchange transaction with an independent oil and gas producer. In the transaction, the Company acquired the two compressors in exchange for certain gas reservoir rights that the Company had obtained in settlement of a payment default by one of its customers. The Company accounted for the transaction as an exchange of non-monetary assets and recorded $2,225,000 in revenue and pre-tax income in 2000. In 2002, the Company discovered that it had made certain guarantees with respect to the performance of the oil and gas reservoir rights. Therefore, the Company concluded that the earnings process was not complete in the third quarter of 2000 and that the Company retained an ongoing risk of not recovering the fair value of the compressors received in exchange for the oil and gas properties. Based on this analysis, the Company restated its financial results for the third quarter of 2000 to reverse the $2,225,000 in revenue it had originally recognized on the transaction.

Compressor Sale Transaction

   The Company sold 33 gas compressors to a gas pipeline system then controlled by Enron for $12,004,000 pursuant to invoices issued in December 2000. The Company recorded $4,050,000 of pre-tax income from the transaction in the fourth quarter of 2000. In January 2001, the Company entered into an agreement with its

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000

customer to provide transition services and settle claims between the parties arising from the operation of the compressors prior to their sale. The agreement also provided for the issuance of a bill of sale. Upon further evaluation of the transaction, the Company determined to recognize revenue and net income in January 2001 when the bill of sale was issued.

Sale of Turbine Engine

   In the fourth quarter of 2000, the Company entered the non-oil field power generation market to take advantage of rising electricity demand and purchased used turbines to carry out this effort. In connection with this effort, the Company agreed to sell a turbine to a third party on extended credit and recognized revenues of $7,500,000 and $1,306,000 of pre-tax income in the fourth quarter of 2000. In early 2001, the third party assigned their interest in the turbine to another unrelated third party. The Company was ultimately paid for the turbine in December 2001. Based on the information provided to the Company at the time of the April 2002 restatement, the Company determined that revenue should have been recognized for this transaction in the fourth quarter of 2001 when payment was received and collectability was assured. As a result of the discovery of new information, the Company determined to restate the sale of the turbine engine recorded in the fourth quarter of 2001. See Sale and Purchase of Turbine Engine in Note 22.

Reclassification

   The Company determined that the deferred gain related to the 1999 and 2000 leases was calculated in error. A reclassification between property, plant and equipment and other liabilities has been made to correct this matter. This reclassification had no impact on net income.

22.  November 2002 Restatement

   In October 2002, a special committee of Hanover's Board of Directors together with Hanover's Audit Committee of the Board and Hanover's management, aided by outside legal counsel, completed an extensive investigation of transactions recorded during 2001, 2000 and 1999, including those transactions restated by the Company in April 2002 (see Note 21). As a result of this investigation, the Company determined, to restate its financial results further for the years ended 2001 and 2000 and 1999.

   The transactions involved in the November 2002 restatement, which are detailed below, are: (i) sale of compression and production equipment; (ii) a delay penalty; (iii) a turbine sale and purchase; (iv) an agreement to provide technical assistance to an Indonesian company; (v) a scrap sale transaction;
(vi) the sale of certain used compression equipment; and (vii) the recording of pre-acquisition revenues associated with a business acquired by HCLP. In addition, the Company restated the following transactions by reversing their impact from the quarter originally recorded in 2000 and recording them in a subsequent quarter of 2000: (i) the sale of an interest in a power plant in Venezuela; (ii) an agreement to provide services to a company ultimately acquired by HCLP; and (iii) the sale of four used compressors. These three transactions are not reflected in the tables below because they had no impact on the overall financial results for 2001 or 2000.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


   The impact of the November 2002 restatement for the year ended December 31, 2000 is summarized below:

                                                                                                       Sale Of
                                               As    Indonesia                                       Compression
                                            Restated Technical              Sale of Used    Pre-         And
                                             April   Assistance Scrap Sale  Compression  Acquisition Production   Delay
                                            2002(1)   Revenue   Transaction  Equipment     Revenue    Equipment  Penalty
                                            -------- ---------- ----------- ------------ ----------- ----------- --------
                                                                                 (in thousands)
Revenues:
  Rentals.................................. $254,515  $   (678)  $     --     $     --    $     --    $     --   $     --
  Parts, service and used equipment........  113,836        --         --           --          --        (310)        --
  Compressor fabrication...................   90,270        --         --           --          --          --         --
  Production and processing equipment
   fabrication.............................   79,121        --         --           --          --          --         --
  Equity in income of non-consolidated
   affiliates..............................    3,518        --         --           --          --          --         --
  Gain on change in interest in non-
   consolidated affiliate..................      864        --         --           --          --          --         --
  Other....................................    4,768        --         --           --          --          --        920
                                            --------  --------   --------     --------    --------    --------   --------
   Total revenues..........................  546,892      (678)        --           --          --        (310)       920
                                            --------  --------   --------     --------    --------    --------   --------
Expenses:
  Rentals..................................   87,992        --         --           --          --          --         --
  Parts, service and used equipment........   79,958        --         --           --          --          --         --
  Compressor fabrication...................   76,754        --         --           --          --          --         --
  Production and processing equipment
   fabrication.............................   62,684        --         --           --          --          --         --
  Selling, general and administrative......   51,768        --         --           --          --          --         --
  Depreciation and amortization............   52,188        --         --           --          --          --         --
  Lease expense............................   45,484        --         --           --          --          --         --
  Interest expense.........................    8,679        --         --           --          --          --         --
                                            --------  --------   --------     --------    --------    --------   --------
   Total expenses..........................  465,507
                                            --------  --------   --------     --------    --------    --------   --------
  Income (loss) from continuing operations
   before income taxes.....................   81,385      (678)        --           --          --        (310)       920
  Provision for (benefit from) income
   taxes...................................   30,214      (258)        --           --          --        (118)       349
                                            --------  --------   --------     --------    --------    --------   --------
  Income (loss) from continuing
   operations..............................   51,171      (420)        --           --          --        (192)       571
                                            --------  --------   --------     --------    --------    --------   --------
  Income (loss) from discontinued
   operations, net of tax..................    3,993        --       (434)        (372)       (678)         --         --
                                            --------  --------   --------     --------    --------    --------   --------
  Net income (loss)........................ $ 55,164  $   (420)  $   (434)    $   (372)   $   (678)   $   (192)  $    571
                                            ========  ========   ========     ========    ========    ========   ========




                                            Restated(1)
                                            -----------

Revenues:
  Rentals..................................  $253,837
  Parts, service and used equipment........   113,526
  Compressor fabrication...................    90,270
  Production and processing equipment
   fabrication.............................    79,121
  Equity in income of non-consolidated
   affiliates..............................     3,518
  Gain on change in interest in non-
   consolidated affiliate..................       864
  Other....................................     5,688
                                             --------
   Total revenues..........................   546,824
                                             --------
Expenses:
  Rentals..................................    87,992
  Parts, service and used equipment........    79,958
  Compressor fabrication...................    76,754
  Production and processing equipment
   fabrication.............................    62,684
  Selling, general and administrative......    51,768
  Depreciation and amortization............    52,188
  Lease expense............................    45,484
  Interest expense.........................     8,679
                                             --------
   Total expenses..........................   465,507
                                             --------
  Income (loss) from continuing operations
   before income taxes.....................    81,317
  Provision for (benefit from) income
   taxes...................................    30,187
                                             --------
  Income (loss) from continuing
   operations..............................    51,130
                                             --------
  Income (loss) from discontinued
   operations, net of tax..................     2,509
                                             --------
  Net income (loss)........................  $ 53,639
                                             ========

--------
(1) As reclassified for 2002 presentation, see Note 3 for a discussion of discontinued operations.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


   The impact of the November 2002 restatement for the year ended December 31, 2001 is summarized below:

                                                                        Indonesia  Overstatement                 Sale Of
                                                              Turbine   Technical   of Mark to               Compression And
                                               As Restated    Sale and  Assistance    Market     Scrap Sale    Production
                                              April 2002 (1)  Purchase   Revenue      Expense    Transaction    Equipment
                                              -------------- ---------  ---------- ------------- ----------- ---------------
                                                                                    (in thousands)
Revenues:
  Rentals....................................   $  400,776   $      --  $      --    $      --   $       --    $       --
  Parts, service and used equipment..........      222,648      (7,500)      (276)          --           --            --
  Compressor fabrication.....................      223,519          --         --           --           --            --
  Production and processing equipment
   fabrication...............................      184,040          --         --           --           --            --
  Equity in income of non-consolidated
   affiliates................................        9,350          --         --           --           --            --
  Other......................................        8,403          --         --           --           --            --
                                                ----------   ---------  ---------    ---------   ----------    ----------
   Total.....................................    1,048,736      (7,500)      (276)                                     --
                                                ----------   ---------  ---------    ---------   ----------    ----------
Expenses:
  Rentals....................................      140,998          --         --           --           --            --
  Parts, service and used equipment..........      158,607      (6,194)      (428)          --           --           716
  Compressor fabrication.....................      188,122          --         --           --           --            --
  Production and processing equipment
   fabrication...............................      147,824          --         --           --           --            --
  Selling, general and administrative........       92,172          --         --           --           --            --
  Depreciation and amortization..............       88,109          --         --           --           --            --
  Lease expense..............................       70,435          --         --           --           --            --
  Interest expense...........................       10,438          --         --           --           --            --
  Foreign currency translation...............        6,658          --         --           --           --            --
  Other......................................       18,566          --         --       (1,243)          --            --
                                                ----------   ---------  ---------    ---------   ----------    ----------
   Total expenses............................      921,929      (6,194)      (428)      (1,243)                       716
                                                ----------   ---------  ---------    ---------   ----------    ----------
  Income (loss) from continuing operations
   before income taxes.......................      126,807      (1,306)       152        1,243           --          (716)
  Provision for (benefit from) income
   taxes.....................................       48,015        (496)        58          472           --          (273)
                                                ----------   ---------  ---------    ---------   ----------    ----------
Income (loss) from continuing operations.....       78,792        (810)        94          771           --          (443)
  Income from discontinued operations net
   of taxes..................................        2,801          --         --           --          164            --
                                                ----------   ---------  ---------    ---------   ----------    ----------
Net income (loss) before cumulative effect of
 accounting change...........................       81,593        (810)        94          771          164          (443)
  Cumulative effect of accounting change for
   derivative instruments, net of income
   tax.......................................         (164)         --         --           --           --            --
                                                ----------   ---------  ---------    ---------   ----------    ----------
Net income (loss)............................   $   81,429   $    (810) $      94    $     771   $      164    $     (443)
                                                ==========   =========  =========    =========   ==========    ==========



                                              Restated (1)
                                              ------------

Revenues:
  Rentals....................................  $  400,776
  Parts, service and used equipment..........     214,872
  Compressor fabrication.....................     223,519
  Production and processing equipment
   fabrication...............................     184,040
  Equity in income of non-consolidated
   affiliates................................       9,350
  Other......................................       8,403
                                               ----------
   Total.....................................   1,040,960
                                               ----------
Expenses:
  Rentals....................................     140,998
  Parts, service and used equipment..........     152,701
  Compressor fabrication.....................     188,122
  Production and processing equipment
   fabrication...............................     147,824
  Selling, general and administrative........      92,172
  Depreciation and amortization..............      88,109
  Lease expense..............................      70,435
  Interest expense...........................      10,438
  Foreign currency translation...............       6,658
  Other......................................      17,323
                                               ----------
   Total expenses............................     914,780
                                               ----------
  Income (loss) from continuing operations
   before income taxes.......................     126,180
  Provision for (benefit from) income
   taxes.....................................      47,776
                                               ----------
Income (loss) from continuing operations.....      78,404
  Income from discontinued operations net
   of taxes..................................       2,965
                                               ----------
Net income (loss) before cumulative effect of
 accounting change...........................      81,369
  Cumulative effect of accounting change for
   derivative instruments, net of income
   tax.......................................        (164)
                                               ----------
Net income (loss)............................  $   81,205
                                               ==========

--------
(1) As reclassified for 2002 presentation, see Note 3 for a discussion of discontinued operations.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


                                                     November 2002
                                                      Restatement
                                         As Restated     Items      Restated
                                         ----------- ------------- ----------
                                                    (in thousands)
  Inventory............................. $  216,405     $  (750)   $  215,655
  Property, plant and equipment, net....  1,153,691      (2,178)    1,151,513
  Goodwill, net.........................    245,478      (3,300)      242,178
  Intangible and other assets...........     72,691        (962)       71,729
  Total assets..........................  2,266,404      (7,190)    2,259,214
  Other liabilities.....................    131,519      (1,243)      130,276
  Deferred income taxes.................    175,563      (2,212)      173,351
  Total liabilities.....................    956,699      (3,455)      953,244
  Partners' equity......................  1,309,705      (3,735)    1,305,970
  Total liabilities and partners' equity  2,266,404      (7,190)    2,259,214

Sale of Compression and Production Equipment

   In the fourth quarter of 1999, the Company recorded three transactions totaling $4,170,000 in revenue from the sale of used compression and production equipment. An additional $310,000 in revenue was recorded on one of the transactions in the second quarter of 2000. Based on further evaluation of the terms of the three transactions, the Company determined that the sales were consignment sales and should not have recognized revenue or income on these transactions. The receivables recorded by the Company in 1999 in two of the transactions were cleared in 2000 when the Company purchased the buyer of the compression and production equipment in business acquisition transactions. The Company ultimately repurchased the equipment sold in the third transaction back from the buyer. In the second quarter of 2001, the Company resold a portion of the compression equipment originally recorded as sold in 1999 and should have recorded an additional $716,000 pre-tax expense on the sale.

Delay Penalty

   In July 1999, the Company entered into a Contract Gas Processing Master Equipment and Operating Agreement (the "Agreement") with a customer. The customer failed to satisfy certain conditions of the Agreement for which it later agreed to pay up to $1,100,000 as a delay penalty. The Company and the customer executed an addendum to the original Agreement effective February 25, 2000 whereby the customer acknowledged the amount of penalty that would be paid. In 1999, the Company recognized and recorded $920,000 of this penalty as revenue. The Company determined that the penalty should not have been recognized until it had executed the addendum to the Agreement in February 2000. Later in 2000, the Company entered into a Stock Issuance Agreement with the customer whereby the Company purchased an equity interest in the customer in exchange for the amount the customer owed to the Company for the delay payment.

Turbine Engine Sale and Purchase

   As described in Note 21 under the heading "Sale of Turbine Engine" above, in the fourth quarter of 2000, the Company entered into an agreement to sell a turbine to a third party. In the April 2002 restatement, based on information provided to the Company at that time, the Company restated the transaction to recognize the $7,500,000 in revenue in the fourth quarter of 2001, when full payment was received. Through the Company's subsequent investigation, it discovered that in the fourth quarter of 2001, the Company purchased an interest in a turbine engine package from a third party for $8,000,000. The third party was the same entity that had ultimately purchased the Company's turbine engine. Based upon an evaluation of this new information, the Company has

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000

determined to account for these transactions as a non-monetary exchange, rather than a sale and purchase transaction. Accordingly, the revenue and related expense which was recorded in the fourth quarter of 2001 was reversed.

Indonesian Technical Assistance Revenue

   In the second quarter of 2000, the Company entered into an agreement to provide technical assistance services to an independent oil and gas producer in Indonesia. Under the agreement, the Company purchased for $1.1 million an option to acquire a controlling interest in the Indonesian company as well as certain inventory. Based on the agreement, the Company recognized revenue of $378,000 in the first quarter of 2000, $300,000 in the second quarter of 2000, $138,000 in the second quarter of 2001, and $138,000 in the third quarter of 2001. The Company has determined, following a review of the transaction, that the payments made to the Company are more properly characterized as a return of the Company's investment in the option rather than as payments for the provision of services. Accordingly, the Company determined that the payments received from the Indonesian company should be recorded as a return of investment in the option instead of revenue.

Overstatement of Mark to Market Expense

   In the fourth quarter of 2001, the Company overstated by $1,243,000 the mark to market expense related to its interest rate swaps that are recorded in other expense.

Scrap Sale Transaction

   In the third quarter of 2000, the Company recorded $700,000 of revenue from the sale of scrap inventory to an independent salvage metal company, pursuant to invoices issued in September 2000. Based upon the evaluation of when the scrap inventory was delivered and paid for in connection with this transaction, the Company has determined that no revenue should have been recorded in 2000 and that it should have recognized $264,000 in revenue on this transaction in the fourth quarter of 2001. Accordingly, the $700,000 of revenue was reversed in 2000.

Sale of Used Compression Equipment

   In the fourth quarter of 2000, the Company recognized $1,500,000 in revenue and $1,200,000 in pre-tax income from the sale of used compression equipment by a Company subsidiary. The compression equipment was acquired as a result of the acquisition of a subsidiary by the Company less than six months prior to the sale of the equipment. Upon further evaluation of the transaction, the Company determined that the compression equipment should have been valued at $900,000 (instead of $300,000) in the allocation of the purchase price and the gain on the sale should be reduced by $600,000 with a corresponding adjustment made to reduce goodwill.

Pre-Closing Revenue

   In the second quarter of 2000, the Company completed negotiations for the acquisition of used equipment companies. The Company entered into acquisition agreements with effective dates of June 1, 2000 which were not completed until July 2000. The Company recorded $2,085,000 in revenue and $965,000 in pre-tax income in the second quarter of 2000 and $442,000 in revenue and $128,000 in pre-tax income in the third quarter of 2000, reflecting the results of the acquired entities for the period between the effective date of the acquisitions and the closing of the acquisitions. Upon further evaluation of this matter, the Company determined that these pre-closing results should not have been recorded.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


Power Plant Sale

   In the second quarter of 2000, the Company sold a 25% interest in a Venezuelan power plant to Energy Transfer Group, LLC ("ETG") in an exchange of non similar assets. The Company accounted for the transaction as a sale and recorded a gain on sale of other assets of $1,250,000 in the second quarter of 2000. In 2000, the Company and ETG also discussed the possible purchase by the Company of an interest in a power generation facility in Florida with the Company making a payment toward that purchase in the second quarter of 2000. In the fourth quarter of 2000, these discussions resulted in the purchase by HCLP of a 10% interest in ETG. Upon further evaluation of this transaction, the Company determined that the revenue and pre-tax income from the exchange of the interest in the Venezuelan power plant should be moved from the second quarter of 2000 to the fourth quarter of 2000 to align with the completion of the exchange.

Management Fee Transaction

   In the second quarter of 2000 the Company recorded $450,000 in revenue for management services provided to Ouachita Energy Corporation, a compression services company, pursuant to an invoice dated June 30, 2000. In the third quarter of 2000, the Company reversed the revenue, because the management fee was not agreed to by both parties until the fourth quarter of 2000. Upon further evaluation of the transaction, the Company determined that the reversal of revenue should have occurred in the second quarter of 2000.

Compressor Sale Transaction

   In connection with the sale of four compressors, the Company recorded revenue of $1,486,000 and pre-tax income of $1,081,000 in the first quarter of 2000, and revenue of $750,000 and pre-tax income of $468,000 in the third quarter of 2000. Based upon further examination of the transaction, the Company has determined that it should have recognized the income from this transaction in the fourth quarter of 2000, when title to the equipment was transferred, rather than in the first and third quarters of 2000.

23.  Subsequent Events

   In February 2003, the Company executed an amendment to its bank credit facility and certain compression equipment leases that we entered into in 1999 and 2000. (See Note 11.) The amendment, which was effective as of December 31, 2002, modified certain financial covenants to allow the Company greater flexibility in accessing the capacity under the bank credit facility to support its short-term liquidity needs. In addition, at the higher end of Hanover's permitted consolidated leverage ratio, the amendment would increase the commitment fee under the bank credit facility by 0.125% and increase the interest rate margins used to calculate the applicable interest rates under all of the agreements by up to 0.75%. Any increase in the Company's interest costs as a result of the amendment will depend on Hanover's consolidated leverage ratio at the end of each quarter, the amount of indebtedness outstanding and the interest rate quoted for the benchmark selected by the Company. As part of the amendment, the Company granted the lenders under these agreements a security interest in the inventory, equipment and certain other property of HCLP and the Company's domestic subsidiaries, and pledged 66% of the equity interest in certain of HCLP's foreign subsidiaries. In consideration for obtaining the amendment, the Company agreed to pay approximately $1.8 million in fees to the lenders under these agreements.

   On March 14, 2003, Hanover entered into an agreement with Schlumberger to terminate the PIGAP II put in return for Schlumberger agreeing to the restructuring of the $150 million subordinated note ("Note") that Schlumberger received from Hanover in August 2001 as part of the purchase price for the acquisition of POI. Hanover had previously given notice of its intent to exercise the put in January 2003. The agreement is subject to consent by the Company's lender group.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


   A comparison of the primary financial terms of the original Note and the restructured Note are shown in the table below.

Primary Financial Term                       Restructured SLB Note            Original SLB Note
---------------------------------------- ------------------------------ ------------------------------
Principal Outstanding at March 31, 2003: $171 million                   $171 million

Maturity:                                March 31, 2007                 December 31, 2005

Interest Rate:                           Zero coupon accreting at 11.0% 13.5% currently, 14.5%
                                         fixed                          beginning March 1, 2004, 15.5%
                                                                        beginning March 1, 2005

Schlumberger First Call Rights on        None                           Schlumberger had first call on
  Hanover Equity Issuance:                                              any Hanover equity offering
                                                                        proceeds

Call Provision:                          Hanover cannot call the SLB    Callable at any time.
                                         Note prior to March 31, 2006.

   As of March 31, 2003, the $150 million subordinated note had an outstanding principal balance of approximately $171 million, including accrued interest. Under the new terms, the maturity of the Note has been extended to March 31, 2007, from the original maturity of December 31, 2005. The Note will be a zero coupon note with interest accruing at 11.0% for its remaining life. The Note will accrue an additional 2.0% interest upon the occurrence and during the continuance of an event of default under the Note. The Note will also accrue an additional 3.0% interest if Hanover's "consolidated leverage ratio" exceeds
5.18 to 1.0 as of the end of two consecutive fiscal quarters. Notwithstanding the foregoing, the Note will only accrue additional interest of 3.0% if both of the previously mentioned circumstances occur. The Note also contains a covenant that limits our ability to incur additional indebtedness if Hanover's "consolidated leverage ratio" exceeds 5.6 to 1.0, subject to certain exceptions. Schlumberger will no longer have a first call on any proceeds from the issuance of any shares of capital stock or other equity interests by Hanover and the Note is not callable until March 31, 2006. Hanover has agreed to file a shelf registration statement covering the sale of the Note by Schlumberger. The transaction has closed into escrow pending consent of Hanover and HCLP's lender group. If such consent is obtained, HCLP's note payable to its general partner will be similarly modified.

   Hanover and Schlumberger have also agreed to the modification of the repayment terms of a $58 million obligation associated with the PIGAP II joint venture ("PIGAP Note") that Hanover currently accounts for as a contingent liability on its balance sheet. The PIGAP Note will be structured as a non-recourse note payable by Hanover Cayman Limited, our wholly owned consolidated subsidiary, with a 6% interest rate compounding semi-annually. It will be payable only from distributions received from the PIGAP II joint venture. Should no distributions from the PIGAP II joint venture be available at the time of an interest payment, interest will accrue and be added to the principal balance of the PIGAP Note. Payments will first be applied to accrued interest, and then to principal. Hanover and Hanover Cayman will not receive any distributions from the joint venture until the PIGAP Note has been paid off. The transaction has closed into escrow pending consent of Hanover and HCLP's lender group. If such consent is obtained, HCLP's related obligation to its general partner will terminate.

   For financial accounting purposes, the above described changes to the Note and PIGAP Note will not be considered an extinguishment of debt.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


   On May 8, 2003, Hanover announced that it had agreed to sell HCLP's 49% membership interest in Panoche and HCLP's 92.5% membership interest in Gates to Hal Dittmer and Fresno Power Investors Limited Partnership (the "Purchasers"), who currently own the remaining interests in Panoche and Gates. Panoche and Gates own gas fired peaking power plants of 49 megawatts and 46 megawatts, respectively. Total consideration for the transaction is approximately $28 million consisting of approximately $3.1 million for the Company's membership interests in Panoche and Gates, $6.9 million for loans from HCLP to Panoche and Gates, and the release of HCLP's obligations under a capital lease from GE Capital to Gates that is included on HCLP's accompanying Condensed Consolidated Balance Sheet as a liability held for sale and has a current outstanding balance of approximately $18 million. Upon closing, HCLP will receive approximately $7.2 million in cash and $2.8 million in notes that mature in May 2004. The notes will be secured by the assets and stock of Santa Maria Cogen, Inc., the operator of a 9 megawatt power plant in Santa Maria, California. In addition, HCLP will be released from a $12 million letter of credit from Hanover to GE Capital that was provided as additional credit support for the Gates capital lease. The Panoche and Gates transactions are expected to separately close at different dates but Hanover expects that both transactions will close by mid 2003. Each of Panoche and the Gates transactions are subject to customary closing conditions.

24.  Industry Segments and Geographic Information

   The Company manages its business segments primarily on the type of product or service provided. The Company has five principal industry segments: Domestic Rentals, International Rentals, Parts, Service and Used Equipment, Compressor Fabrication and Production and Processing Equipment Fabrication. The Rentals segments provide natural gas compression rental and maintenance services to meet specific customer requirements. The Compressor Fabrication Segment involves the design, fabrication and sale of natural gas compression units and accessories to meet unique customer specifications. The Production and Processing Equipment Fabrication Segment designs, fabricates and sells equipment utilized in the production of crude oil and natural gas.

   The Company evaluates the performance of its segments based on segment gross profit. Segment gross profit for each segment includes direct operating expenses. Costs excluded from segment gross profit include selling, general and administrative, depreciation and amortization, leasing, interest, foreign currency translation distributions on mandatorily redeemable convertible preferred securities, change in value of derivative instruments, goodwill impairment, other expenses and income taxes. Amounts defined as "Other" include equity in income of nonconsolidated affiliates, results of other insignificant operations and corporate related items primarily related to cash management activities. Revenues include sales to external customers and intersegment sales. Intersegment sales are accounted for at cost, except for compressor fabrication sales which are accounted for on an arms length basis. Intersegment sales and any resulting profits are eliminated in consolidation. Identifiable assets are tangible and intangible assets that are identified with the operations of a particular segment or geographic region, or which are allocated when used jointly. Capital expenditures include fixed asset purchases.

   No single customer accounts for 10% or more of the Company's revenues for during any of the periods presented. One vendor accounted for approximately $41,200,000 of the Company's purchases in 2000.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


   The following tables present sales and other financial information by industry segment and geographic region for the years ended December 31, 2002, 2001 and 2000.

  Industry Segments

                                                              Parts,
                                                              service              Production
                                      Domestic International and used  Compressor   equipment
                                      rentals     rentals    equipment fabrication fabrication  Other   Eliminations Consolidated
                                      -------- ------------- --------- ----------- ----------- -------- ------------ ------------
                                                                            (in thousands)
2002:
   Revenues from external customers.. $328,600   $189,700    $223,845   $114,009    $149,656   $ 23,000  $      --    $1,028,810
   Intersegment sales................       --      6,718      54,249     60,790      12,848      5,057   (139,662)           --
                                      --------   --------    --------   --------    --------   --------  ---------    ----------
      Total revenues.................  328,600    196,418     278,094    174,799     162,504     28,057   (139,662)    1,028,810
   Gross profit......................  207,860    132,121      44,001     14,563      22,214     23,000         --       443,759
   Identifiable assets...............  757,399    792,554      92,609     90,639     245,366    169,700         --     2,148,267
   Capital expenditures..............  120,581    101,349       1,093        441      26,706         --         --       250,170
   Depreciation and amortization.....   89,228     54,249       1,233      1,282       4,257         --         --       150,249
2001: (Restated)
   Revenues from external customers.. $269,679   $131,097    $214,872   $223,519    $184,040   $ 17,753  $      --    $1,040,960
   Intersegment sales................       --      2,858      72,930    112,748       7,110      4,600   (200,246)           --
                                      --------   --------    --------   --------    --------   --------  ---------    ----------
      Total revenues.................  269,679    133,955     287,802    336,267     191,150     22,353   (200,246)    1,040,960
   Gross profit......................  174,476     85,302      62,171     35,397      36,216     17,753         --       411,315
   Identifiable assets...............  860,982    683,829     145,010    153,198     194,081    222,114         --     2,259,214
   Capital expenditures..............  450,172    137,805       6,763        399      24,626     20,118         --       639,883
   Depreciation and amortization.....   45,029     33,685       1,259      4,774       3,362         --         --        88,109
2000: (Restated)
   Revenues from external customers.. $172,517   $ 81,320    $113,526   $ 90,270    $ 79,121   $ 10,070  $      --    $  546,824
   Intersegment sales................       --      1,200      31,086     89,963       3,653      7,413   (133,315)           --
                                      --------   --------    --------   --------    --------   --------  ---------    ----------
      Total revenues.................  172,517     82,520     144,612    180,233      82,774     17,483   (133,315)      546,824
   Gross profit......................  112,181     53,664      33,568     13,516      16,437     10,070         --       239,436
   Identifiable assets...............  426,424    431,362      13,226    202,390     125,377     45,485         --     1,244,264
   Capital expenditures..............  214,460     58,801          --        874         723         --         --       274,858
   Depreciation and amortization.....   29,568     15,117          --      4,381       3,122         --         --        52,188

  Geographic Data

                                        United
                                        States   International(1) Consolidated
                                      ---------- ---------------- ------------
                                                   (in thousands)
 2002:
    Revenues from external customers. $  692,823    $  335,987     $1,028,810
    Identifiable assets.............. $1,062,241    $1,086,026     $2,148,267
 2001: (Restated)
    Revenues from external customers. $  730,702    $  310,258     $1,040,960
    Identifiable assets.............. $1,312,522    $  946,692     $2,259,214
 2000: (Restated)
    Revenues from external customers. $  424,837    $  121,987     $  546,824
    Identifiable assets.............. $  758,197    $  486,067     $1,244,264

--------
(1) International operations include approximately $104,043,000 and $77,171,000 of revenues and $430,989,000 and $467,801,000 of identifiable assets for 2002 and 2001, respectively, related to operations and investments in Venezuela. Approximately $141,008,000 and $152,443,000 of the identifiable assets in 2002 and 2001, respectively, relates to the joint ventures acquired in connection with the POI acquisition completed in August 2001. (See Note 8).

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       December 31, 2002, 2001 and 2000


25.  Other Expense

   Other expense during 2002 included $15,950,000 in charges for investments in four non-consolidated affiliates which have experienced a decline in value which we believe to be other than temporary, a $500,000 write off of a purchase option for an acquisition which was abandoned, a $8,454,000 write down of notes receivable and $2,703,000 in other non-operating costs. Included in the $8,454,000 write down of notes receivable is a $6,021,000 reserve established for loans to employees who are not executive officers.

   Other expenses during 2001 were $9,727,000 which included a $2,750,000 bridge loan commitment fee associated with HCLP's acquisition of POI, a $5,013,000 write down of an investment in Aurion, a $965,000 litigation settlement and $999,000 in other non-operating expenses.

26.  Restructuring, Impairment and Other Charges

   During 2002, the Company recorded restructuring, impairment and other charges. Below is a summary of these pre-tax charges and the line on the Company's Consolidated Statement of Operations which was impacted by the charges (in thousands):

Inventory reserves--(in Parts and service and used equipment expense).............. $  6,800
Severance and other charges (in Selling, general and administrative)...............    6,160
Write off of idle equipment and assets to be sold or abandoned (in Depreciation and
  amortization.....................................................................   34,485
Goodwill impairments...............................................................   52,103
Non-consolidated affiliate write downs/charges (in Other expense)..................   15,950
Write down of discontinued operations..............................................   58,282
Note receivable reserves (in Other expense)........................................    8,454
Write-off of abandoned purchase option (in Other expense)..........................      500
                                                                                    --------
                                                                                    $182,734
                                                                                    ========

   For a further description of these charges see Notes 3, 4, 6, 7, 8, 9 and 25.

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                  SELECTED QUARTERLY UNAUDITED FINANCIAL DATA

   The table below sets forth selected unaudited financial information for each quarter of the two years:

                              1st       2nd       3rd         4th
                            quarter  quarter(1) quarter  quarter (2)(3)
                            -------- ---------- -------- --------------
                                          (in thousands)
        2002:
           Revenue(4)...... $255,526  $262,220  $249,367    $261,697
           Gross profit(4).  108,756   110,108   117,993     106,902
           Net income......    7,702   (52,570)   11,727     (72,251)

        2001: (Restated)
           Revenue(4)...... $222,786  $235,203  $274,720    $308,251
           Gross profit(4).   89,132    92,549   109,251     120,383
           Net income......   20,952    23,165    22,534      14,554

--------
(1) During the second quarter of 2002, the Company recorded a $47,500,000 goodwill impairment, $6,000,000 write down of assets held for sale, a $6,100,000 inventory reserve, a $500,000 write off of a purchase option for an acquisition which was abandoned and $14,100,000 write down related to investments in certain non-consolidated affiliates.
(2) The Company incurred other expenses during the fourth quarter of 2001 which included a $5,013,000 write down of an investment in Aurion, a $965,000 litigation settlement, and $999,000 in other non-operating expenses. In addition, the Company incurred a $5,511,000 translation loss related to its foreign operations, primarily in Argentina and Venezuela.
(3) The Company incurred other expenses during the fourth quarter of 2002 which included a $8,454,000 write down of notes receivable and a $1,850,000 write off related to Aurion. In addition, during the fourth quarter of 2002, the Company recorded i) $52,282,000 pre-tax charge for the estimated loss in fair-value from the carrying value expected to be realized at the time of disposal of its discontinued operations; ii) $34,485,000 in additional impairment to reduce the carrying value of certain idle compression equipment that are being retired and the acceleration of depreciation related to certain plants and facilities expected to be sold or abandoned;
    iii) $4,603,000 goodwill impairment related to the Company's pump division which is expected to be sold in 2003; and iv) $2,720,000 in employee separation costs.
(4) Amounts reflect reclassifications for discontinued operations. (See Note 3).

                                 EXHIBIT INDEX


99.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-
     Oxley Act of 2002.*

99.2 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-
     Oxley Act of 2002.*

--------
* Furnished herewith.

                                  SCHEDULE II

                    HANOVER COMPRESSION LIMITED PARTNERSHIP

                       VALUATION AND QUALIFYING ACCOUNTS

                                                                         Additions
                                                                Balance   Charged
                                                                  at     to Costs               Balance
                                                               Beginning    and                at End of
                         Description                           of Period Expenses  Deductions   Period
                         -----------                           --------- --------- ----------  ---------
                                                                            (in thousands)
Allowance for doubtful accounts deducted from accounts
  receivable in the balance sheet
   2002.......................................................  $6,300    $ 7,091    $8,229(1)  $ 5,162
   2001.......................................................   2,659      4,860     1,219(1)    6,300
   2000.......................................................   1,730      3,198     2,269(1)    2,659
Allowance for obsolete and slow moving inventory deducted from inventories in the balance sheet(3)
   2002.......................................................  $2,101    $13,853    $1,743(2)  $14,211
   2001.......................................................     560      2,336       795(2)    2,101
Allowance for deferred tax assets not expected to be realized
   2002.......................................................  $   --    $23,371    $   --     $23,371
Allowance for employee loans
   2002.......................................................  $   --    $ 6,021    $   --     $ 6,021

--------
(1) Uncollectible accounts written off, net of recoveries.
(2) Obsolete inventory written off at cost, net of value received.
(3) Amounts for 2000 were not material.

                                      S-1